Tractebel Energia

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48) 221 7000 Fax: (48) 221 7001

02034881

Florianópolis, June 4th, 2002. CE DF-0038/2002

SUPPL

United States Securities and Exchange Commission
Washington, D.C. 20549
USA - -

SEC MAIL PROCESSING
RECEIVED
JUN 10 2002
WASH. D.C. 164 SECTION

Re.: ADRs - File 82-4760

Dear Sirs,

Please find attached a copy of Tractebel Energia Yearly Information Report 2001 and First 2002 Quarterly Information Report, which was prepared in accordance with CVM, the Brazilian Securities and Exchange Commission.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

SUEZ

cc.:

6/13

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

4 - DENOMINAÇÃO COMERCIAL
TRACTEBEL ENERGIA

5 - DENOMINAÇÃO SOCIAL ANTERIOR
CENTRAIS GERADORAS DO SUL DO BRASIL.S.A.

6 - NIRE
42300024384

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	**12 - FAX**	**13 - FAX**	**14 - FAX**	
048	221-7015	-	-	

15 - E-MAIL
mantuano@tractebelenergia.com.br

01.03 - DEPARTAMENTO DE ACIONISTAS

1 - NOME
PAULO MAURÍCIO MANTUANO DE LIMA

2 - CARGO
GERENTE DE DEPARTAMENTO

3 - ENDEREÇO COMPLETO	4 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366	CENTRO

5 - CEP	6 - MUNICÍPIO	7 - UF
88015-110	FLORIANÓPOLIS	SC

8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
48	221-7016	-	-	
13 - DDD	**14 - FAX**	**15 - FAX**	**16 - FAX**	
48	221-7015	-	-	

17 - E-MAIL
mantuano@tractebelenergia.com.br

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

18 - ITEM	19 - MUNICÍPIO	20 - UF	21 - DDD	22 - TELEFONE	23 - TELEFONE
01	Rio de Janeiro	RJ	21	2202-2592	2202-2593
02	São Paulo	SP	11	3188-5914	3147-5731
03	Belo Horizonte	MG	31	3249-3524	3249-3534
04	Porto Alegre	RS	51	3210-9150	3210-9151

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO RUA ANTÔNIO DIB MUSSI, 366			3 - BAIRRO OU DISTRITO CENTRO	
4 - CEP 88015-110	5 - MUNICÍPIO FLORIANÓPOLIS			6 - UF SC
7 - DDD 048	8 - TELEFONE 221-7060	9 - TELEFONE -	10 - TELEFONE -	11 - TELEX
12 - DDD 048	13 - FAX 221-7002	14 - FAX -	15 - FAX -	
16 - E-MAIL marc@tractebelenergia.com.br				

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL 01/01/2001	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL 31/12/2001
3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO 01/01/2002	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO 31/12/2002
5 - NOME/RAZÃO SOCIAL DO AUDITOR DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	6 - CÓDIGO CVM 00385-9
7 - NOME DO RESPONSÁVEL TÉCNICO MARCELO CAVALCANTI ALMEIDA	8 - CPF DO RESP. TÉCNICO 335.905.597-72

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESPA	

2 - MERCADO DE NEGOCIAÇÃO Bolsa
3 - TIPO DE SITUAÇÃO Operacional
4 - CÓDIGO DE ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO

Estrangeira

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Ações Resgatáveis		Debêntures Simples
	Debêntures Conversíveis em Ações		Partes Beneficiárias		Bônus de Subscrição

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
28/03/2002	17/05/2002
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	**4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS**
12/04/2002	10/04/2002

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	DIÁRIO CATARINENSE	SC
02	DIÁRIO OFICIAL DO ESTADO DE SC	SC
03	VALOR ECONÔMICO	SP

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
29/05/2002	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - FUNÇÃO
01	MAURÍCIO STOLLE BÄHR	748.528.847-49	16/04/2001	3 ANOS	2	PRESIDENTE DO CONSELHO DE ADMINISTRAÇÃO
02	ERIK LODEWIJK JACQUES DE MUYNCK	999.999.999-99	16/04/2001	3 ANOS	2	VICE-PRESIDENTE CONS.DE ADMINISTRAÇÃO
03	MANOEL ARLINDO ZARONI TORRES	115.116.056-34	16/04/2001	3 ANOS	3	DIRETOR PRESIDENTE E CONSELHEIRO
04	VICTOR-FRANK DE PAULA ROSA PARANHOS	098.414.907-49	16/04/2001	3 ANOS	2	CONSELHEIRO
05	DIRK BEEUWSAERT	999.999.999-99	16/04/2001	3 ANOS	2	CONSELHEIRO
06	ERIC LOUISA FRANS KENIS	999.999.999-99	16/04/2001	3 ANOS	2	CONSELHEIRO
07	LUIZ ANTÔNIO BARBOSA	343.757.249-00	16/04/2001	3 ANOS	2	CONSELHEIRO REPRESENTANTE DOS EMPREGADOS
08	MARC JACQUES ZELIE VERSTRAETE	009.031.889-70	14/05/2001	3 ANOS	1	DIRETOR FINANC.E DE RELAÇÕES COM INVEST.
09	ROBERTO DORVAL QUADROS	047.489.309-00	14/05/2001	3 ANOS	1	DIRETOR DE IMPLANTAÇÃO DE PROJETOS
10	JOSÉ CARLOS CAUDURO MINUZZO	199.412.420-20	14/05/2001	3 ANOS	1	DIRETOR DE PRODUÇÃO DE ENERGIA
11	LUCIANO FLÁVIO ANDRIANI	375.647.309-00	14/05/2001	3 ANOS	1	DIRETOR ADMINISTRATIVO
12	MIROEL MAKIOLKE WOLOWSKI	257.380.469-00	14/05/2001	3 ANOS	1	DIRETOR DE COMERCIALIZAÇÃO E NEGÓCIOS
13	MARCO ANTONIO AMARAL SURECK	200.638.909-25	15/03/2002	2 ANOS	1	DIRETOR DE PLANEJAMENTO E CONTROLE

* CÓDIGO:
1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

MAURÍCIO STOLLE BÄHR
Presidente do Conselho de Administração

Nascido em 17.09.1957. Engenheiro Mecânico - Universidade Gama Filho - RJ. Analista de Sistemas - Pontifícia Universidade Católica - PUC - RJ. Master of Business Administration - MBA - CoppeAd - Universidade Federal do Rio de Janeiro - UFRJ - Corporate Finance - Berkeley University - USA.

Diretor Financeiro da Serra da Mesa Energia S.A., no ano de 1997. Diretor Financeiro da Nacional Energética S.A. de 1994 a 1997. Membro do Conselho de Administração da Iven S.A. de 1996 a 1997. Atualmente é Diretor Presidente da Tractebel Brasil Ltda. e Representante Geral da SUEZ no Brasil.

ERIK LODEWIJK JACQUES DE MUYNCK
Vice-Presidente do Conselho de Administração

Nascido em 06.06.1952. Engenheiro Eletricista e Nuclear, formado pela Universidade de Bruxelas, em 1975 e 1989, respectivamente.

Trabalhou como engenheiro de operação e manutenção de usinas térmicas e nucleares na Tractebel, entre 1979 e 1991. Trabalhou no Departamento de Distribuição entre 1991 e 1998. Assessorou o Gerente Geral da Electroandina, no Chile, em 1996. Foi gerente da empresa Dunamenti, na Hungria, entre 1997 e 1998.

MANOEL ARLINDO ZARONI TORRES
Membro do Conselho de Administração e Diretor Presidente

Nascido em 18.12.1949. Engenheiro Eletricista - Escola Federal de Engenharia de Itajubá. Programa de Gerenciamento – CEDEP Fonntainebleau.

Trabalhou em FURNAS como Chefe de Divisão de Transmissão de Ivaiporã, como responsável pelo Departamento de Produção do Paraná e posteriormente como Superintendente de Produção Sul. A partir de 1992 atuou como Superintendente de Operação no Sistema de FURNAS, com responsabilidade pelas atividades relacionadas a comercialização de energia.
Atuou como representante de FURNAS no GCOI - Grupo Coordenador para Operação Interligada, na Comissão Mista de Operação da Usina de Itaipu e no COESE - Comitê de Operação das Empresas do Sistema ELETROBRÁS , como coordenador do Subcomitê de Operação.
Participou da elaboração da Lei 8631/93 e Decreto 774/93 da negociação dos contratos de suprimento de energia de FURNAS.
Teve participação na elaboração da Portaria DNAEE nº 337/94 que regulamentou o Decreto 1009/93 que criou o SINTREL - Sistema Nacional de Transmissão de Energia Elétrica.
Integrou a Comissão Organizadora da Usina de Serra da Mesa, como representante da Diretoria de Produção de FURNAS. Atuou junto à Secretaria de Energia, do MME no projeto RE-SEB.
Foi Diretor de Produção de Energia da GERASUL. É membro do Conselho de Administração do Operador Nacional do Sistema Elétrico – ONS e do Mercado Atacadista de Energia – MAE.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

VICTOR FRANK DE PAULA ROSA PARANHOS
Membro do Conselho de Administração

Nascido em 17.10.1946. Engenheiro Mecânico - Universidade Católica de Petrópolis. Economista - Instituto Metodista Bennett. Atuário - Sociedade Universitária Augusto Motta - SUAM.

Engenheiro residente na Sociedade Técnica de Engenharia e Representação - STER. Diretor da Corretora de Títulos e Valores Mobiliários Paulo Williansems. Diretor Superintendente do Fundo de Pensão do Montreal Bank, do Banco Nacional e Presidente da Nacional Energética S.A. (responsável pela construção da Usina Hidrelétrica Serra da Mesa). Atualmente é o Diretor Superintendente da Companhia Energética Meridional - CEM, empresa responsável pela construção da Usina Hidrelétrica Cana Brava - 450 MW.

DIRK BEEUWSAERT
Membro do Conselho de Administração

Nascido em 14.01.1948. Engenheiro Mecânico e Eletricista – Universidade de Gent. Programa de Gerenciamento – CEDEP – Fonntainebleau.

Membro da Diretoria Executiva da Tractebel Socièté Anonyme. Membro do Comitê Estratégico da Electrabel Socièté Anonyme. Membro do Conselho de Administração e Presidente da Tractebel Inc. e Membro do Conselho de Administração da Tractebel North America. Diretor da Thai Cogeneration Co., Diretor da Nong Khae Cogeneration Co. e Diretor da Samutprakarn Cogeneration Co. Membro do Conselho da Vlerick Management School Leuven-Gent e Membro do Conselho de Consultores da University of Gent e Membro do Conselho da Faculty of Applied Sciences. Presidente da Tractebel Electricity & Gas International.

ERIC LOUISA FRANS KENIS
Membro do Conselho de Administração

Nascido em 27.12.1952. Engenheiro Eletrotécnico – Catholic University of Louvain. Engenheiro Nuclear e de Segurança – Catholic University of Louvain. Programa de Gerenciamento – CEDEP Fonntainebleau.

Analista da Standard Telecommunications Laboratories – Harlow England. Supervisor do Grupo na Bell Telephone Antwerp. Trabalhou como Engenheiro Projetista, Engenheiro de Operações e Engenheiro de Reatores de 1978 a 1981 e como Gerente de Qualidade, Gerente do Departamento Nuclear e Gerente do Departamento de Operações de 1978 a 1993, na Electrabel Belgium. Assistente do Diretor Geral da NIGEN – Northern Ireland. Presidente do Conselho de Administração da CRSS – USA. Diretor Geral da Rosen – Italy. Diretor Geral da JTPC – India e Vice-Presidente Executivo de Operações da Tractebel Electricity & Gas International.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

LUIZ ANTÔNIO BARBOSA
Membro do Conselho de Administração (representante dos empregados)

Nascido em 26.05.1956. Técnico de Manutenção de Usinas.

Diretor da Associação dos Empregados da ELETROSUL - ASES. Delegado na Associação dos Profissionais da ELETROSUL - APROSUL. Diretor Financeiro do Sindicato dos Eletricitários do Sul do Estado de Santa Catarina - SINTRESC, a partir de 1993.

MARC JACQUES ZELIE VERSTRAETE
Diretor Financeiro e de Relações com Investidores

Nascido em 22.04.1969. Economia e Ciências Econômicas Aplicadas – Catholic University of Louvain. Engenheiro Comercial – Catholic University of Louvain. Mestrado em Gestão de Negócios – International University of America.

Assistente Financeiro no ING Bank – Bélgica. Consultor Financeiro Sênior na Tractebel Sociètè Anonyme - Bélgica.

ROBERTO DORVAL QUADROS
Diretor de Implantação de Projetos

Nascido em 07.10.1946 - Engenheiro Mecânico - Universidade Federal de Santa Catarina – UFSC formado em 1969.

Foi Gerente de Construção de Sistemas de Transmissão e Gerente de Suprimentos na CELESC. Na ELETROSUL, respondeu pelas Gerências de Tecnologia de Materiais, Administração de Materiais e Planejamento Empresarial. Representou a ELETROSUL nas equipes de trabalho da COOPERS & LYBRAND no projeto de reestruturação do Setor Elétrico Brasileiro. Gerenciou a conclusão da barragem Norte (contenção de cheias no Rio Itajá-Açu, em Ibirama, SC), para a Secretaria Nacional de Desenvolvimento Regional. Na CASAN, respondeu pela Gerência de Planejamento da Obra do Sistema de Coleta e Tratamento de Esgotos de Florianópolis. Na GERASUL, foi Secretário Geral da Diretoria e do Conselho de Administração e Gerente do Projeto Machadinho.

JOSÉ CARLOS CAUDURO MINUZZO
Diretor de Produção de Energia

Nascido em 29.10.1951. Engenheiro Mecânico, formado pela PUC-RS.

Começou sua carreira profissional na ELETROSUL em 1976. Desempenhou suas atividades na área de Geração Térmica no Complexo Termelétrico Jorge Lacerda. Realizou estágios nas fábricas de turbinas a vapor da Ansaldo e Skoda, em 1984 e na fábrica da Nei Parsons, em 1987. Participou do grupo de manutenção do Instituto Brasileiro de Petróleo – IBP, de 1981 a 1987 e do grupo de manutenção de térmicas do GCOI de 1986 a 1998, sendo o coordenador do grupo de 1994 a 1998.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

Gerenciou a Divisão de Engenharia e Manutenção de Térmicas até 1997 e, posteriormente, o Departamento de Geração Térmica até junho de 1999.

LUCIANO FLÁVIO ANDRIANI
Diretor Administrativo

Nascido em 12.01.1957. Administrador de Empresas – Universidade Federal de Santa Catarina – UFSC. Pós-graduação em Gestão do Desenvolvimento e Cooperação Internacional – Universidade Moderna de Lisboa.

Analista de Organização e Métodos na Eletrosul. Gerente do Departamento de Patrimônio, Documentação, Transporte e Serviços da Eletrosul. Gerente do Departamento de Recursos Humanos da Eletrosul. Gerente de Recursos Humanos e Informática da Gerasul.

MIROEL MAKIOLKE WOLOWSKI
Diretor de Comercialização e Negócios

Nascido em 31.10.1947. Engenheiro Eletricista - Universidade Federal de Santa Catarina - UFSC. Administrador de Empresas – Escola de Administração de Santa Catarina – ESAG. Pós-graduação em Administração Pública pela ESAG.

Engenheiro Projetista na Ericsson do Brasil. Gerente de Produção na Intelbrás. Engenheiro na Eletrosul, trabalhando na área de aquisições de usinas e grandes equipamentos, elaborando inclusive os editais da UTE Jacuí e UTE Corumbá. Na Gerasul trabalhou até dezembro de 2000, na área de Desenvolvimento de Negócios.

MARCO ANTONIO AMARAL SURECK
Diretor de Planejamento e Controle

Nascido em 11.06.1955, Engenheiro Eletricista - Universidade Federal do Paraná - UFPR, mestrado em Engenharia de Produção pela Universidade Federal de SC - UFSC, especialização em Planejamento da Expansão e da Operação de Sistemas Elétricos pela Universy of Waterloo - Canadá.

Trabalhou na ELETROSUL de 1982 a 1997 exercendo as funções de engenheiro de planejamento energético, gerente da divisão de planejamento energético e gerente do departamento de planejamento de geração, transmissão e telecomunicações. Na GERASUL trabalhou de 1998 a 2002 como gerente da área de planejamento da operação e comercialização de energia.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

Participou em processos licitatórios (Usina Hidrelétrica Itá, Machadinho e interligação com a Argentina), reestruturação do setor elétrico, Grupo Coordenador do Planejamento da Expansão - GCPS e representante no Comitê Técnico do MAE no estabelecimento das regras de mercado.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
RCA	05/07/2001	1.489	175	NÃO	NÃO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO

8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

1 - ITEM	2 - NOME/RAZÃO SOCIAL						3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
6 - AÇÕES ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR	
01	TRACTEBEL EGI SOUTH AMERICA LTDA.						01.370.013-0001/15	BRASILEIRA	RJ
373.193.206	80,42	119.783.919	63,48	492.977.125	75,52	31/03/2002		SIM	
97	AÇÕES EM TESOURARIA								
0	0,00	0	0,00	0	0,00				
98	OUTROS								
90.858.869	19,58	68.906.199	36,52	159.765.068	24,48				
99	TOTAL								
464.052.075	100,00	188.690.118	100,00	652.742.193	100,00				

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
01	TRACTEBEL EGI SOUTH AMERICA LTDA.	31/03/2002

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
0101	TRACTEBEL SOCIÈTÈ ANONYME		BELGA	
0102	TRACTEBEL BRASIL LTDA.	01.528.374-0001/47	BRASILEIRA	RJ
0199	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
0101	607.845.541	99,99	0	0,00	607.845.541	99,99	31/03/2002
0102	1	0,01	0	0,00	1	0,01	31/03/2002
0199	607.845.542	100,00	0	0,00	607.845.542	100,00	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
0101	TRACTEBEL SOCIÈTÈ ANONYME	31/03/2002

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
0102	TRACTEBEL BRASIL LTDA.	31/03/2002

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
010201	TRACTEBEL SOCIÈTÈ ANONYME		BELGA	
010202	KEITH LEE PRONSKE		AMERICANA	
010299	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
010201	8.253.124	99,99	0	0,00	8.253.124	99,99	31/03/2002
010202	1	0,01	0	0,00	1	0,01	31/03/2002
010299	8.253.125	100,00	0	0,00	8.253.125	100,00	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
010201	TRACTEBEL SOCIÈTÈ ANONYME	31/03/2002

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
010202	KEITH LEE PRONSKE	31/03/2002

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 05/07/2001

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Mil)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	ESCRITURAL		464.052.075	1.738.761	1.738.761
02	PREFERENCIAIS			0	0	0
03	PREFERENCIAIS CLASSE A	ESCRITURAL		75.070	281	281
04	PREFERENCIAIS CLASSE B	ESCRITURAL		188.615.048	706.724	706.724
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			652.742.193	2.445.766	2.445.766

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.02 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NOS TRÊS ÚLTIMOS ANOS

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)
01	07/08/2000	2.119.884	33.907	Subscrição Particular em Dinheiro	11.814.190	0,0028700000
02	14/11/2000	2.279.884	160.000	Subscrição Particular em Dinheiro	53.333.333	0,0030000000
03	05/07/2001	2.445.766	165.882	Subscrição Particular em Dinheiro	48.503.454	0,0034200000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Mil)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
0	4.500.000	29/09/1998

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Mil)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - PROVENTOS DISTRIBUÍDOS NOS TRÊS ÚLTIMOS ANOS

1 - ITEM	2 - PROVENTO	3 - APROVAÇÃO DA DISTRIBUIÇÃO EVENTO	4 - DATA DA APROVAÇÃO DISTRIBUIÇÃO	5 - TÉRMINO DO EXERCÍCIO SOCIAL	6 - LUCRO OU PREJUÍZO LÍQUIDO NO PERÍODO (Reais Mil)	7 - VALOR DO PROVENTO POR AÇÃO	8 - ESPÉCIE DAS AÇÕES	9 - CLASSE DAS AÇÕES	10 - MONTANTE DO PROVENTO (Reais Mil)	11 - DATA DE INÍCIO DE PAGAMENTO
01	DIVIDENDO	AGO	16/04/2001	31/12/2000	162.801	0,0001827958	ORDINÁRIA		84.827	18/04/2001
02	DIVIDENDO	AGO	16/04/2001	31/12/2000	162.801	0,0002437277	PREFERENCIAL	A	18	18/04/2001
03	DIVIDENDO	AGO	16/04/2001	31/12/2000	162.801	0,0001827958	PREFERENCIAL	B	25.612	18/04/2001
04	JUROS SOBRE O CAPITAL PRÓPRIO	AGO	16/04/2001	31/12/2000	162.801	0,0000512862	ORDINÁRIA		23.799	18/04/2001
05	JUROS SOBRE O CAPITAL PRÓPRIO	AGO	16/04/2001	31/12/2000	162.801	0,0000683816	PREFERENCIAL	A	5	18/04/2001
06	JUROS SOBRE O CAPITAL PRÓPRIO	AGO	16/04/2001	31/12/2001	162.801	0,0000512862	PREFERENCIAL	B	7.186	18/04/2001
07	DIVIDENDO	RCA	27/03/2002	31/12/2001	582.274	0,0001220432	ORDINÁRIA		56.635	17/04/2002
08	DIVIDENDO	RCA	27/03/2002	31/12/2001	582.274	0,0001899117	PREFERENCIAL	A	14	17/04/2002
09	DIVIDENDO	RCA	27/03/2001	31/12/2001	582.274	0,0001220432	PREFERENCIAL	B	23.019	17/04/2002
10	DIVIDENDO	AGO	29/04/2002	31/12/2001	582.274	0,0000254796	ORDINÁRIA		11.824	13/05/2002
11	DIVIDENDO	AGO	29/04/2002	31/12/2001	582.274	0,0000325493	PREFERENCIAL	A	2	13/05/2002
12	DIVIDENDO	AGO	29/04/2002	31/12/2001	582.274	0,0000254796	PREFERENCIAL	B	4.806	13/05/2002
13	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	14/12/2001	31/12/2001	582.274	0,0001225599	ORDINÁRIA		56.874	17/04/2002
14	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	14/12/2001	31/12/2001	582.274	0,0001225599	PREFERENCIAL	A	9	17/04/2002
15	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	14/12/2001	31/12/2001	582.274	0,0001225599	PREFERENCIAL	B	23.117	17/04/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

1 - ITEM	2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - % TIPO DIVIDENDO FIXO	6 - % TIPO DIVIDENDO MÍNIMO	7 - % TIPO DIVID. CUMULATIVO	8 - BASE DE CÁLCULO	9 - PREV. REEMBOLSO DE CAPITAL	10 - PRÊMIO	11 - DIREITO A VOTO
01	ORDINÁRIA		71,09	0,00	25,00	0,00	BASEADO NO LUCRO	NÃO	NÃO	SIM
02	PREFERENCIAL	A	0,01	0,00	8,00	0,00	BASEADO NO CAPITAL SOCIAL	NÃO	NÃO	NÃO
03	PREFERENCIAL	B	28,90	0,00	6,00	0,00	BASEADO NO CAPITAL SOCIAL	NÃO	NÃO	NÃO

06.04 - MODIFICAÇÃO ESTATUTÁRIA

1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
29/04/2002	25,00

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
NÃO	4.100	ANUAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2001

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2000

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/1999

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	5.780	4.114	2.545
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	582.274	162.801	0
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	0	0	72.585

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA / 7 - TIPO DE EMPRESA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	FECHADA CONTROLADA	99,99	6,30
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	FECHADA CONTROLADA	48,75	8,46
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				

09.01 - BREVE HISTÓRICO DA EMPRESA

CONSTITUIÇÃO E DENOMINAÇÃO SOCIAL

A Tractebel Energia S.A., anteriormente denominada Centrais Geradoras do Sul do Brasil S. A. – GERASUL, é uma sociedade por ações, com sede na cidade de Florianópolis, Estado de Santa Catarina, à Rua Antônio Dib Mussi, 366, Centro.

Em cumprimento à Medida Provisória nº 1.531-11, de 17.10.1997, que determinou ao Poder Executivo promover a reestruturação da Centrais Elétricas Brasileiras - ELETROBRÁS e de suas subsidiárias, em 23.12.1997 ocorreu a operação de cisão parcial da Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL com versão de parcela de seu patrimônio para a nova sociedade denominada Centrais Geradoras do Sul do Brasil S.A. – GERASUL, constituída na própria Assembléia Geral Extraordinária que aprovou a cisão. O parque gerador da ELETROSUL foi, então, integralmente absorvido pela GERASUL, ficando as duas companhias sob o controle acionário da ELETROBRÁS.

Em 29 de janeiro de 1998 a Assembléia Geral Extraordinária da ELETROBRÁS aprovou a sua cisão parcial com versão de parcela de seu patrimônio para a nova sociedade denominada Eletrobrás Geração S.A. – ELETROGER. A mencionada AGE funcionou como assembléia de constituição dessa nova companhia. O patrimônio da ELETROBRÁS vertido à ELETROGER correspondia ao seu investimento na GERASUL ocorrendo, assim, a troca de controle acionário.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente na data base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da ELETROGER para Centrais Geradoras do Sul do Brasil S.A. – GERASUL, utilizada até então pela incorporada.

Em leilão realizado em 15 de setembro de 1998, na Bolsa de Valores do Rio de Janeiro, a Tractebel EGI South America Ltda., anteriormente denominada Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Socièté Anonyme, com sede em Bruxelas, Bélgica, adquiriu o controle acionário da Companhia, representado por 227.095.639.468 ações ordinárias, que correspondia a 50,01% do capital votante, ao preço de R$ 945,7 milhões.

Os acionistas da Companhia aprovaram, em Assembléia Geral Extraordinária ocorrida em 22.02.2002, a mudança de sua denominação social de Centrais Geradoras do Sul do Brasil S.A. – GERASUL para Tractebel Energia S.A.

A capacidade instalada da Tractebel Energia, incluindo a propriedade indireta na UHE Itá, é de 4.966 MW, dos quais 77,55% em usinas hidrelétricas e 22,45% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social. A CEM está construindo a usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. Detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual

09.01 - BREVE HISTÓRICO DA EMPRESA

possui 48,75% do capital votante. A ITASA é uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul.
De acordo com o contrato de consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à energia assegurada da usina.

Em 16.10.2000 foi constituída a empresa Alpha Participações Ltda., com capital social no valor de R$ 151.030 mil, representado por 151.030.853 quotas, das quais a Tractebel Energia possuía 151.030.852. Essa empresa foi constituída com o propósito de adquirir, em conjunto com a Cener S/A e Itambé Participações S/A (controladas pela CSN e Companhia de Cimento Itambé, respectivamente), a totalidade das ações preferenciais que a ELETROBRÁS possuía na Itá Energética S/A – ITASA.

A operação de aquisição das ações foi realizada em 1° de dezembro de 2000, observada a proporção das ações ordinárias detidas pelas controladoras das adquirentes no capital social da ITASA. Assim, coube à Alpha adquirir 48.750.000 ações PNA e 48.750.000 ações PNB, equivalentes a 48,75% do total de cada classe dessas ações.

Em Assembléia Geral Extraordinária da ITASA realizada em 30.06.2001 foi deliberada a operação conjunta que incluiu a incorporação simultânea, pela ITASA, da Alpha, Cener e Itambé Participações, tendo em vista que as ações preferenciais de emissão da ITASA já haviam cumprido a função pela qual foram emitidas, qual seja, a obtenção de recursos para a construção da UHE Itá, não existindo mais qualquer razão para que fossem mantidas preferências na estrutura do capital social da ITASA.

Na incorporação, as ações preferenciais de emissão da ITASA foram canceladas e, em substituição, foram emitidas 304.157.022 ações ordinárias, que foram atribuídas aos controladores das incorporadas na mesma proporção de suas participações, sem, contudo, alterar o valor do capital social. Desta forma, o investimento da Companhia na Alpha passou a representar investimento direto na ITASA, alterando de 25,195% para 48,750% a sua participação direta no capital total.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A atividade da Tractebel Energia concentra-se na produção e comercialização de energia elétrica para distribuidoras de energia elétrica e consumidores livres. Outros produtos e serviços são desenvolvidos e oferecidos ao mercado em menor escala, aproveitando a integração e as sinergias existentes na Tractebel, destacando-se os serviços de consultoria, desenvolvimento de projetos de co-geração e operação de plantas para geração de energia elétrica, além da venda de vapor industrial.

A indústria de energia elétrica está dividida em quatro segmentos complementares: geração, transmissão, distribuição e comercialização. A atividade de geração compreende a produção de energia a partir, basicamente, de fontes hidráulicas e térmicas. A energia produzida é transmitida em grosso aos pontos de recebimento dos centros consumidores. O transporte até os consumidores finais é realizado em baixa tensão pelas distribuidoras. O segmento de comercialização está representado pela contratação de geração e revenda aos consumidores livres[1].

Após a reforma do setor elétrico, que teve início nos anos 90, os segmentos de transmissão e distribuição permaneceram monopólios regulados. A maior parte das empresas de distribuição foi privatizada; a transmissão continua de propriedade estatal e os segmentos de geração e comercialização foram abertos à iniciativa privada e expostos à livre competição.

As funções dos órgãos reguladores e coordenadores das operações do sistema foram modificadas após o processo de desverticalização e privatização das empresas. Atualmente, três principais entidades supervisionam, coordenam e exercem funções regulatórias sobre o setor elétrico:

1) A Agência Nacional de Energia Elétrica - ANEEL é o órgão regulador e fiscalizador do setor elétrico por delegação da União e exerce o papel de poder concedente, promovendo licitações para a concessão de serviços de geração, transmissão e distribuição. A ANEEL estabelece as condições gerais de contratação e tarifação da transmissão e distribuição de energia.

2) O Operador Nacional do Sistema Elétrico – ONS é responsável pelo planejamento e programação da operação do sistema, e está encarregado de realizar o despacho centralizado da geração em todo o país e contratar e administrar os serviços de transmissão da rede básica.

3) O Comitê Coordenador do Planejamento da Expansão – CCPE, que se subordina ao Ministério de Minas e Energia, está encarregado de coordenar a execução da Política Energética Nacional, definida no âmbito do Conselho Nacional de Política Energética – CNPE, e conduzir o planejamento indicativo do setor elétrico.

[1] De acordo com a Resolução ANEEL nº 244 de 13.08.98, classificam-se como consumidores livres: (1) consumidores cuja demanda contratada totalize, no mínimo, 10 MW (em tensão superior a 69 Kv); (2) consumidores ligados após 08 de julho de 1995, cuja demanda contratada totalize o mínimo de 3 MW (em qualquer tensão); e (3) consumidores ligados antes de 08 de julho de 1995, cuja demanda contratada totalize o mínimo de 3 MW (em tensão superior a 69 Kv). A contratação livre, nesse caso, ocorrerá somente a partir de 08 de julho de 2000.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A forte escassez que afetou o abastecimento de energia em 2001, e que se estendeu até o final de fevereiro deste ano, deu origem ao Comitê de Revitalização do Modelo Elétrico[2] cujo papel é aperfeiçoar o funcionamento institucional do setor, promovendo a maior concorrência entre os agentes, ao tempo em que busca ampliar a integração entre os segmentos de mercado com os setores regulados. Uma das principais atividades do Comitê foi a realização do Acordo Geral do Setor, em dezembro de 2001, que tratou das controvérsias regulatórias e contratuais entre os agentes, estabeleceu as regras para o futuro, a recomposição tarifária extraordinária e o financiamento do BNDES ao setor, de modo a evitar um choque tarifário.

As transações no segmento livre vão se beneficiar com a implantação do sistema de oferta de preços. O pleno funcionamento do mercado irá ser obtido com a reestruturação do Mercado Atacadista de Energia Elétrica - MAE e com o aprimoramento dos mecanismos de governança do ONS. Em síntese, os objetivos da restruturação promovida pela Câmara de Gestão da Crise de Energia Elétrica - GCE são:

1) normalizar o funcionamento do setor elétrico;
2) aperfeiçoar o mercado;
3) assegurar a expansão da oferta;
4) monitorar a confiabilidade do suprimento;
5) aperfeiçoar a interface entre o mercado e os setores regulados;
6) promover a defesa da concorrência;
7) assegurar a realidade tarifária e a defesa da concorrência; e
8) desenvolver mecanismos para o aperfeiçoamento institucional do setor.

O desenvolvimento do setor neste e nos próximos anos será marcado pelo aumento da competição entre os agentes, seguindo a regra de liberação dos contratos iniciais, pela adoção de regras mais transparentes e pela consolidação do MAE. As empresas, por seu turno, viverão um processo de adaptação, definindo suas estratégias de comercialização em conformidade com os objetivos de maximização de lucro e níveis de risco aceitáveis, ainda que submetidas aos limites da auto-contratação e às incertezas do mercado.

[2] Resolução nº 18, de 22.06.01, da Câmara de Gestão da Crise de Energia Elétrica - GCE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

1- ITEM	2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LÍQUIDA
01	ENERGIA ELÉTRICA	91,04

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1- ITEM	2 - MATÉRIA PRIMA	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO
01	CARVÃO MINERAL	NÃO	0	SIM	SIM
02	ENERGIA ELÉTRICA	SIM	110.857	SIM	SIM
03	ENERGIA ELÉTRICA	NÃO	0	SIM	SIM
04	ENERGIA ELÉTRICA	NÃO	0	SIM	SIM

1- ITEM	7 - NOME DO FORNECEDOR	8 - TIPO DE FORNECEDOR	9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
01	CONS.CATARINENSE DO CARVÃO ENERGÉTICO	NÃO LIGADO	32,69
02	CIA DE INTERCONEXÃO ENERGÉTICA - CIEN	NÃO LIGADO	14,91
03	MERCADO ATAC. DE ENERGIA ELÉTRICA - MAE	NÃO LIGADO	13,10
04	ITÁ ENERGÉTICA S.A. - ITASA	EMPRESA CONTROLADA	12,75

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.03 - CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

1- ITEM	2- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
001		ENERGIA ELÉTRICA	
001	001	CENTRAIS ELÉTRICAS DE SANTA CATARINA S/A - CELESC	18,59
001	002	FURNAS CENTRAIS ELÉTRICAS S.A.	9,22
001	003	AES SUL - DISTRIBUIDORA GAÚCHA DE ENERGIA S.A.	7,78
001	004	RIO GRANDE ENERGIA S.A. - RGE	6,51
001	005	EMPRESA ENERGÉTICA DE MATO GROSSO DO SUL S.A. - ENERSUL	4,11
001	006	COMPANHIA ESTADUAL DE ENERGIA ELÉTRICA - CEEE	2,77
001	007	MERCADO ATACADISTA DE ENERGIA ELÉTRICA - MAE	40,25
001	008	OUTROS	1,81

11.01 - PROCESSO DE PRODUÇÃO

1. Processo de Produção

A energia elétrica produzida pela Tractebel Energia em 2001 foi:

- de origem hidráulica – 82,61%
- de origem térmica (pela queima de carvão mineral, óleo combustível e gás natural) – 17,39%.

Produção (Gwh)

1996 - 19.748
1997 - 19.815
1998 - 19.584
1999 - 19.623
2000 18.605
2001 29.782

Geração bruta nos 3 últimos exercícios:

USINA	Capacidade Instalada (MW)	Produção (GWH)		
		2001	2000	1999
Usina Hidrelétrica Passo Fundo - UHPF	226	1.125	958	823
Usina Hidrelétrica Salto Osório - UHSO	1.078	6.111	4.173	5.399
Usina Hidrelétrica Salto Santiago - UHSS	1.420	9.107	5.403	8.064
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	1.127	8.259	2.405	-
Sub-total	**3.851**	**24.602**	**12.939**	**14.286**
Usina Termelétrica Jorge Lacerda A – UTJL - A	232	932	1.035	1.091
Usina Termelétrica Jorge Lacerda B – UTJL - B	262	1.326	1.635	1.852
Usina Termelétrica Jorge Lacerda C - UTJL – C	363	2.085	2.399	1.975
Usina Termelétrica Charqueadas - UTCH	72	285	339	300
Usina Termelétrica Alegrete - UTAL	66	119	235	119
Usina Termelétrica William Arjona - UTWA	120	433	23	-
Sub-total	**1.115**	**5.180**	**5.666**	**5.337**
Total	**4.966**	**29.782**	**18.605**	**19.623**

11.01 - PROCESSO DE PRODUÇÃO

Percentuais já depreciados dos principais equipamentos das usinas

USINA	ENTRADA EM OPERAÇÃO	% DEPRECIAÇÃO MÉDIA
Usina Hidrelétrica Passo Fundo - UHPF	1973	69
Usina Hidrelétrica Salto Osório - UHSO	1975 a 1981	70
Usina Hidrelétrica Salto Santiago - UHSS	1980	65
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	2000 e 2001	3
Usina Termelétrica Jorge Lacerda A – UTJL - A - Unidades I a IV	1965 a 1974	87
Usina Termelétrica Jorge Lacerda B – UTJL - B - Unidades V e VI	1979 e 1980	98
Usina Termelétrica Jorge Lacerda C - UTJL – C – Unidade VII	1997	22
Usina Termelétrica Charqueadas - UTCH	1962	79
Usina Termelétrica Alegrete - UTAL	1968	94
Usina Termelétrica William Arjona - UTWA	1999 e 2001	6

2. Estratégias de Seguros

- Propriedade: para usinas em geral e demais bens são efetuados seguros do tipo "All Risks". Os valores de cobertura são definidos com base em custos praticados internacionalmente, que cobrem a reconstrução de uma nova usina equivalente à sinistrada. A indenização não leva em conta a desvalorização pela idade do equipamento.
- Interrupção de Negócios: a Companhia está totalmente protegida contra perdas por lucro cessante causada por sinistros que originem interrupção de produção de energia.
- Responsabilidade Civil: a Companhia também está protegida contra indenizações oriundas de danos causados a terceiros, incluindo poluição súbita.
- Novos Empreendimentos: os projetos de responsabilidade da Companhia, ou por ela contratados são protegidos por seguros do tipo "All Risks" durante a fase de construção, compreendendo construção e montagem, responsabilidade civil normal e cruzada, e perdas de lucro cessante devido a atraso de entrada em operação. Durante a fase de pré-operação, a Companhia mantém seguro para proteção de seus ativos, bem como, para cobertura de lucro cessante devido à interrupção de produção em equipamentos aceitos provisoriamente.
- Veículos: a Companhia adota a política de alugar veículos leves, que estão protegidos por seguro obrigatório e por seguro adicional.
- Empregados: a Companhia mantém apólice de Seguro de Vida em Grupo para seus empregados.
- Pesquisa de Mercado: para cada tipo de seguro, os valores de cobertura e as deduções são determinados levando-se em conta as práticas do mercado internacional, disponibilidade e preços.

11.01 - PROCESSO DE PRODUÇÃO

3. Riscos de paralisação das atividades

Na produção de energia elétrica podem ocorrer falhas de equipamentos que afetam a produção nas usinas de geração de energia.

Os riscos inerentes ao processo produtivo da Tractebel Energia são traduzidos por taxas de indisponibilidade, classificadas em dois grupos:

- Indisponibilidade Forçada: decorrente de paralisações intempestivas de grupos geradores ou equipamentos de serviços auxiliares que venham a restringir a capacidade de produção de energia.
- Indisponibilidade Programada: decorrente de paralisações para manutenção ou revisões planejadas com antecedência.

As indisponibilidades são convertidas em valores estatísticos e utilizadas como subsídios para o cálculo da energia garantida a ser contratada.

As manutenções de máquinas e equipamentos seguem rigorosos cronogramas previstos otimizadamente, contemplados na formulação do Plano de Operação Anual do Operador Nacional do Sistema - ONS. Os mesmos podem sofrer revisões por necessidades emergenciais ou necessidades eletroenergéticas.

O fator de disponibilidade do conjunto das usinas da Companhia foi de 93,22% no exercício de 2001. As hidrelétricas tiveram uma disponibilidade de 94,71%, enquanto que nas termelétricas este fator chegou a 87,63%.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

PROCESSO DE COMERCIALIZAÇÃO

Clientes da Tractebel Energia
Os principais clientes da Companhia são as empresas distribuidoras de energia elétrica situadas no Sistema Elétrico Sul, que é composto pelos Estados de Mato Grosso do Sul, do Paraná, de Santa Catarina e do Rio Grande do Sul, além de atender à Região Sudeste, através da venda de energia elétrica à Furnas Centrais Elétricas S.A. A Tractebel Energia também fornece energia elétrica diretamente a grandes consumidores, através de contratos específicos.

DISTRIBUIÇÃO

A Tractebel Energia não realiza a distribuição (varejo) da energia produzida. Esta atividade pertence a outros agentes da indústria de energia elétrica, especificamente as concessionárias distribuidoras.

MERCADOS

A Tractebel Energia atua como produtora de energia elétrica, realizando suprimentos aos Estados que formam o sistema geo-elétrico do Sul, compreendendo os Estados do Rio Grande do Sul, Paraná, Santa Catarina e Mato Grosso do Sul. Atua ainda como complementadora do mercado de energia elétrica da Região Sudeste.

No que se refere ao Mercosul, a Tractebel possui contrato com a Argentina para a compra de 300 MW, proporcionando uma forte interligação elétrica do Brasil com o país vizinho, consolidando a presença da Companhia no setor elétrico do Mercosul.

A Companhia recebeu autorização da ANEEL, através da Resolução nº 227, de 24 de abril de 2002, para exportar energia de natureza interruptível mediante intercâmbio elétrico entre o Brasil e a Argentina. Esta autorização permitirá a maximização do benefício energético entre os dois países, que atualmente ocorre unilateralmente, quando o ONS ativa o intercâmbio da Argentina para o Brasil nas situações em que o preço no Mercado Brasileiro "MAE" está maior que o preço no Mercado Argentino "MEM".
A Tractebel Energia, através da Comercializadora do Grupo, Energy Consulting Services - ECS, já fez oferta de preço na CAMMESA "MEM", para o período do inverno argentino de 2002 (maio - outubro). Desta forma, caso haja uma situação hidrológica favorável, resultando em excedente energético na região sul do País, a Companhia poderá operacionalizar exportação de energia para o Mercado Argentino.

O consumo de energia no Brasil

O consumo de energia elétrica no País apresentou uma retração de 7,7% em 2001 em relação a 2000. Tal redução é devido, basicamente, ao Programa Emergencial de Redução do Consumo de Energia Elétrica, estabelecido pelo Governo Federal a partir de junho, tendo o mesmo sido abrandado, progressivamente, ao final do ano. A classe residencial foi a mais atingida (-11,8%) e, em seguida, a classe industrial (-6,6%).

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Nas Regiões Sudeste e Centro-Oeste, que contribuem com cerca de 60% do consumo de energia elétrica do País, a queda no consumo foi de 10,1% e 7,9%, respectivamente, quando comparados com a base de 2000. Na Região Sul, que não esteve inserida nesse Programa, o crescimento foi de apenas 1,4%.

O desempenho do PIB em 2001 acompanhou a trajetória do consumo de energia elétrica, passando de 4,3% em 2000 para 1,51% em 2001. Esse índice foi influenciado pelo racionamento de energia e a elevação de juros em 2001.

O gráfico a seguir, apresenta a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:


Evolução do Consumo de Energia Elétrica e do PIB - Brasil
%
Ano
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
1,6
3,8
2,6
5,7
4,4
6,2
4,1
1,6
4,6
-7,7
-0,54
4,92
5,85
4,22
2,66
3,27
0,22
0,79
4,3
1,5
Consumo Energia
PIB

Fonte: Eletrobrás (DEM) e Gazeta Mercantil.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Ultrapassadas as dificuldades do período de racionamento de energia em 2001, que afetaram as relações entre os agentes e que culminaram na revisão das regras de funcionamento do setor como um todo, a Tractebel Energia se consolidou como um dos principais agentes do novo mercado, continuando a ocupar o lugar de principal geradora privada do país.

Desde a sua privatização em setembro de 1998, a Tractebel Energia agregou 1.316 MW ao ao seu parque gerador, o que representa um crescimento de cerca de 35% à capacidade existente em 1998. Até 2005, a capacidade instalada prevista da Companhia será de 5.595 MW[1], considerando exclusivamente as obras em andamento, conforme a seguir:

	Capacidade Instalada - MW		
	setembro 1998	**até março 2002**	**até dezembro 2005 (Previsão)**
Hidrelétricas	2.724	3.920	4.060
Termelétricas	995	1.115	1.535
	3.719	**5.035**	**5.595**

O perfil de geração da Tractebel Energia, que reúne geração hidrelétrica (cerca de 78%), complementada por geração térmica (22%), possibilita a formação de um *mix* de preços compatível com o nível de risco desejado pela Companhia, sem prejuízo da competitividade de seus preços. Há que considerar também que a localização das novas usinas (Região Centro-Oeste) irá reduzir significativamente o chamado risco de submercados.

A par da sua estrutura de produção, a Companhia beneficia-se da sua inserção no Mercosul, através do contrato de aquisição de 300 MW da CIEN, o que lhe possibilita montar estratégias de comercialização que aproveitem os diferencias de preços entre os dois mercados.

O posicionamento da Companhia no processo competitivo será também fruto do desenvolvimento de novas áreas de atuação comercial, aproveitando a experiência na administração e operação de plantas de geração de diferentes portes, características e combustíveis. A experiência da Companhia no desenvolvimento de projetos de geração de energia elétrica deverá se integrar com o desenvolvimento de projetos industriais que façam uso ou produzam utilidades ao longo de seu processo. A estrutura organizacional da Companhia foi revista para considerar a nova realidade do mercado e as oportunidades de negócio que irão surgir.

Tanto o processo de expansão quanto o processo de inserção em novos mercados estratégicos encontram respaldo na sólida estrutura organizacional e financeira da Companhia, e na experiência internacional de seus administradores.

[1] Isso representa um acréscimo de cerca de 11%, em relação a março de 2002, e de cerca de 50%, em relação a 1998. Em termos anuais, a taxa média de crescimento supera os 6% (dezembro de 1998 vis-à-vis dezembro de 2005).

12.01 - PRINCIPAIS PATENTES, MARCAS COMERCIAIS E FRANQUIAS

A Tractebel Brasil protocolou em 20.10.1999, sob o n° 822122006, o pedido de registro da marca "TRACTEBEL" e da respectiva logomarca no Instituto Nacional de Propriedade Industrial - INPI. O processo permanece em tramitação naquele Instituto.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1- ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO								
4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	
14 - OBSERVAÇÃO										
01	USINA HIDRELÉTRICA PASSO FUNDO - 226 MW	USINA HIDRELÉTRICA PASSO FUNDO								
ENTRE RIOS DO SUL	RS	148.571,600	13,199	28	SIM	NÃO	NÃO			
02	USINA HIDREL. SALTO OSÓRIO - 1.078 MW	RODOVIA PR 475, KM 33								
QUEDAS DO IGUAÇU	PR	44.427,286	13,251	26	SIM	NÃO	NÃO			
03	USINA HIDREL. SALTO SANTIAGO - 1.420 MW	RODOVIA BR 158, KM 42								
SAUDADE DO IGUAÇU	PR	195.714,893	11,412	21	SIM	NÃO	NÃO			
04	USINA HIDRELÉTRICA ITÁ - 1.450 MW	VOLTA DA UVA S/Nº								
ARATIBA	RS	159.097,222	12,422	2	SIM	NÃO	NÃO			
PARTICIPAÇÃO EM CONSÓRCIO										
05	OBRA USINA HIDREL.MACHADINHO - 1.140 MW	RUA PARANÁ, 148 - BAIRRO BALNEÁRIO								
PIRATUBA	SC	129.268,648	16,153	2	SIM	NÃO	NÃO			
PARTICIPAÇÃO EM CONSÓRCIO										
06	USINA TERMELÉTRICA CHARQUEADAS - 72 MW	RUA GEÓLOGO WHITE, S/Nº - CENTRO								
CHARQUEADAS	RS	124,334	7,308	39	SIM	NÃO	NÃO			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1- ITEM	2 - TIPO DE PROPRIEDADE					3 - ENDEREÇO				
4 - MUNICÍPIO		5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO
14 - OBSERVAÇÃO										
07	USINA TERMELÉTRICA ALEGRETE - 66 MW					RUA JOÃO GALANT, S/Nº - IBIRAPUITÃ				
ALEGRETE		RS	204,274	8,624	33	SIM	NÃO	NÃO		
08	COMPLEXO TERMEL.JORGE LACERDA - 857 MW					AV. PAULO SANTOS MELLO, S/Nº - CENTRO				
CAPIVARI DE BAIXO		SC	2.561,322	51,468	0	SIM	NÃO	NÃO		
O COMPLEXO É FORMADO PELAS USINAS: UTJL - A - 36 ANOS; UTLJ - B - 22 ANOS E UTJL - C - 4 ANOS										
09	USINA TERMEL. WILLIAM ARJONA - 120 MW					RODOVIA BR 060 - ESTRADA VICINAL				
CAMPO GRANDE		MS	30.334,000	0,490	2	SIM	NÃO	NÃO		
10	OBRA DA USINA TERMEL. JACUÍ - 350 MW					RODOVIA RS 401, KM 27 - GRANJA CAROLA				
CHARQUEADAS		MS	2.197,165	15,765	3	SIM	NÃO	NÃO		
11	EDIFÍCIO SEDE					RUA ANTÔNIO DIB MUSSI, Nº 366 - CENTRO				
FLORIANÓPOLIS		SC	0,992	5,830	16	SIM	NÃO	SIM	01/07/1999	30/11/2002

14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

1. Emissão pública de Notas Promissórias

A Companhia emitiu, para distribuição pública, 520 Notas Promissórias, com as seguintes características:

Data de Emissão: 17.04.2002
Data de Vencimento:14.10.2002
Prazo:180 dias
Valor: R$ 260.000
Valor Nominal Unitário: R$ 500
Quantidade: 520 Notas Promissórias
Garantias: As Notas Promissórias não contam com qualquer tipo de garantia
Remuneração: 103,45% do CDI, apurada em processo de bookbuilding realizado em 11.04.2002
Série: Única
Preço de Venda e Condições de integralização: As Notas Promissórias foram subscritas pelo seu valor nominal unitário, integralizadas a vista em moeda corrente nacional, no ato da subscrição
Negociação: Sistema Nota operacionalizado pela Cetip
Coordenador: Bank Boston
Banco Mandatário: Banco Itaú

Os recursos da emissão destinam-se a suprir o caixa da Companhia, em virtude do atraso da liquidação das transações de compra e venda de energia elétrica no âmbito do MAE, no período de setembro de 2000 a dezembro de 2001. Estas transações representam créditos para a Companhia em valores suficientes para resgatar os títulos quando de seus vencimentos.

2. Autorização para construção UTE Anhanguera

Através da Resolução ANEEL nº 243, de 30 de abril de 2002, a Companhia obteve autorização para a implantação da central geradora termelétrica Anhanguera, no Município de Limeira, no Estado de São Paulo, com capacidade instalada de 278,29 MW, utilizando como combustível gás natural, e do Sistema de Transmissão de interesse restrito, pelo prazo de 30 anos, contados a partir 02.05.2002, data da publicação no Diário Oficial da União.

A central geradora será constituída de três turbogeradores, em ciclo combinado e cogeração, multi-eixo de duas unidades a gás para uma a vapor, e será implantada em duas fases sucessivas:

- Fase I - uma unidade a gás de 100,13 MW para operar inicialmente em ciclo simples e posteriormente em ciclo combinado;
- Fase II - uma unidade a gás de 100,13MW e outra a vapor de 78,03MW, com cogeração e ciclo combinado.

14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

3. Orçamento de capital

O orçamento de capital da Companhia, para o período de 2002 e 2003 foi aprovado através da Quinta Assembléia Geral Ordinária realizada em 29 de abril de 2002, conforme abaixo demonstrado:

	Orçamento (R$ mil)	
	2002	**2003**
Investimentos		
Programa de obras		
UHE Machadinho	13.087	8.793
UTE Jacuí	249.400	267.055
UTE William Arjona	21.000	-
UTE Anhanguera 270 MW – (80%participação)	125.750	393.775
Cogeração 50 MW (100% participação)	47.166	74.865
TERMO 690 MW	836	-
Equipamentos gerais (infra-estrutura)	3.624	-
Obras de adição e substituição e outros	23.056	10.253
	483.919	**754.741**
Participação programa de obras - CEM	**27.983**	**-**
	511.902	**754.741**
Fontes		
Recursos próprios	261.919	302.961
Recursos de terceiros	249.983	451.780
	511.902	**754.741**

14.05 - PROJETOS DE INVESTIMENTO

1. Projetos relacionados ao cumprimento do edital de privatização

1.1. Usina Hidrelétrica de Machadinho

A UHE Machadinho está sendo construída em parceria, cuja participação da Companhia é de 16,94%.

As principais características são as seguintes:

- Localização: Rio Pelotas, na divisa dos Estados de Santa Catarina e Rio Grande do Sul
- Potência nominal instalada: 1.140 MW
- Número de máquinas: 3 unidades de 380 MW
- Energia assegurada : 473 MW médios
- Operação comercial:
  As unidades I e II entraram em operação em 16.02.2002 e 30.04.2002, respectivamente, e a unidade III tem previsão para iniciar sua operação 01.08.2002.

1.2. Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida
- Operação comercial: 26 meses a partir da retomada do projeto

2. Unidade de Cogeração Lages

2.1 Descrição Básica

O Projeto de Cogeração Lages consiste em uma planta de 25 MW de potência instalada e fornecimento máximo de 25 toneladas por hora de vapor, utilizando como combustível resíduos provenientes do processo produtivo de beneficiamento da madeira das indústrias localizadas na região de Lages, Santa Catarina. O vapor será fornecido para três indústrias situados perto da planta enquanto a energia elétrica será comercializada com qualquer consumidor livre ou com um distribuidor de energia (CELESC, CEEE etc). O prazo de construção da Unidade de Cogeração é estimado em 14 meses.

2.2 Licenças e Autorizações

A ANEEL emitiu em 10 de agosto de 2001 a Resolução nº 546, que ratifica a intenção da Companhia em implantar a Unidade de Cogeração Lages.

A FATMA emitiu em 2 de maio de 2002 a Licença Ambiental Prévia nº 007/02, que declara a viabilidade locacional da Unidade de Cogeração.

14.05 - PROJETOS DE INVESTIMENTO

O pedido de Autorização de Implantação e de Licença Ambiental de Instalação encontra-se em fase de preparação na Tractebel Energia.

3. Projeto realizado por empresa controlada

Usina Hidrelétrica Cana Brava

A Companhia detém o controle (99,99% das ações) da Companhia Energética Meridional – CEM, uma *SPC – Special Purpose Company*, que está construindo a Usina Hidrelétrica Cana Brava.

As principais características do empreendimento são:

- Localização: Rio Tocantins, no Norte do Estado de Goiás
- Capacidade instalada: 450 MW
- Número de máquinas: 3 unidades de 150 MW
- Energia assegurada: 273,5 MW médios
- Início da obra: 31 de maio de 1999

A energia a ser produzida na UHE Cana Brava não está vinculada aos Contratos Iniciais e, portanto, será livremente comercializada.

A unidade 1 da usina foi disponibilizada para despacho do Operador Nacional do Sistema Elétrico – ONS, em 22.05.2002, com potência de até 156 MW.
A inauguração da Usina Hidrelétrica Cana Brava ocorreu, oficialmente, no dia 24.05.2002, com a presença de diversas autoridades, dentre as quais, o Presidente da República, Fernando Henrique Cardoso, o presidente mundial da SUEZ, Gérard Mestrallet e o presidente da Tractebel Sociètè Anonyme, Jean-Pierre Hansen.

15.01 - PROBLEMAS AMBIENTAIS

As atividades de geração de energia elétrica de origens hidráulica e térmica, pela sua natureza, são enquadradas na Legislação Ambiental como atividades potencialmente poluidoras.

Todas as usinas da Tractebel Energia, em operação e em construção, estão regulares em relação ao Licenciamento Ambiental perante aos órgãos competentes de Meio Ambiente.

A degradação ambiental e a poluição podem advir de falhas ou acidentes nos sistemas de controle das Usinas, tendo como conseqüência a aplicação de penalidades pelos órgãos de Meio Ambiente.

Outro ponto que pode gerar desrespeito ou infração à Legislação é o não atendimento das condições de validade das Licenças Ambientais, que são renovadas periodicamente.

Nos últimos 11 anos, na atividade de geração de energia elétrica, a Companhia nunca sofreu qualquer tipo de paralisação ou redução de produção por exigência dos órgãos ambientais.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

16.01 - AÇÕES JUDICIAIS COM VALOR SUPERIOR A 5% DO PATRIMÔNIO LÍQUIDO OU DO LUCRO LÍQUIDO

1- ITEM	2 - DESCRIÇÃO	3 - % PATRIMÔNIO LÍQUIDO	4 - % LUCRO LÍQUIDO	5 - PROVISÃO	6 - VALOR (Reais Mil)
01	TRABALHISTA	0,92	4,64	SIM	27.044
02	FISCAL/TRIBUTÁRIA	2,34	11,81	SIM	68.751
03	OUTRAS	1,10	5,54	SIM	32.257

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

As transações com partes relacionadas, abaixo demonstradas, foram praticadas a valores, prazos e encargos usuais de mercado.

Controladora

	2001						2000
	Tractebel EGI S.A. Ltda.	**Tractebel Power**	**Tractebel N.V.**	**Cia Energética Meridional**	**Itá Energética S.A.**	**Total**	**Total**
Ativo							
Contas a receber	-	-	-	37	1.684	1.721	3.779
Passivo							
Fornecedores	-	289	-	-	8.896	9.185	9.857
Empr. e financ.	-	-	-	-	-	-	166.915
Controladora	-	-	-	-	-	-	42.923
Resultado							
Receitas serviços							
Administração	-	-	-	316	-	316	316
Operação e manutenção	-	-	-	-	6.142	6.142	3.743
Despesas							
Compra energia	-	-	-	-	94.787	94.787	21.015
Financeiras	2.061	-	16.283	-	-	18.344	33.975

1) O saldo em 31.12.2000, valor de R$ 42.923 mil com a Tractebel EGI South America Ltda., anteriormente denominada Tractebel Sul Ltda, controladora da Companhia, foi liquidado em 18.04.2001 pelo valor de R$ 44.984 mil. Até a data de sua liquidação, o referido valor gerou despesas financeiras no exercício de 2001 de R$ 2.061 mil.

2) O saldo em 31.12.2000, no valor de R$ 92.452 mil com a Tractebel N.V., foi liquidado em 12.06.2001 pelo valor de R$ 108.735 mil, gerando despesas financeiras durante o exercício de 2001 no valor de R$16.283 mil.

3) O saldo em 31.12.2000, no valor de R$ 74.463 mil refere-se a emissão de Floating Rate Notes, cujo detentor é a Cocetrel., integrante do grupo Tractebel. Este valor foi negociado pela Cocetrel com o BNP Paribas em 27.03.2001, deixando, a partir daquela data, de ser um passivo com empresa relacionada.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

A Companhia possui contratos com sua controlada Companhia Energética Meridional – CEM e controlada em conjunto Itá Energética S. A. – ITASA, a seguir especificados:

- **Companhia Energética Meridional – CEM**

a) Contrato firmado em 09.04.1999, no valor global de R$ 2.502 mil, com prazo de duração de 43 meses, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados.

b) Contrato de Operação e Manutenção da Usina Hidrelétrica Cana Brava, celebrado em 05.01.2001 e aditado em 09.03.2001, com prazo de vigência de 30 anos. A CEM pagará à Tractebel Energia, pela execução dos serviços objeto do contrato, os seguintes valores, atualizados anualmente com base na variação do IGP-M:

- ♦ do primeiro ao quinto ano operacional, inclusive – R$ 420 mil ao mês;
- ♦ do sexto ao trigésimo ano operacional, inclusive – R$ 468 mil ao mês.

- **Itá Energética S. A. – ITASA**

a) Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente com base na variação do IGP-M. Nos termos do contrato, a ITASA pagará, mensalmente, diretamente à Tractebel Energia, 60,5% de 1/12 dos seguintes valores anuais:

- ♦ de 2002 a 2029 – R$ 6.144 mil;
- ♦ no ano de 2030 – R$ 4.872 mil.

b) Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de energia da Usina Hidrelétrica Itá, de propriedade da ITASA, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030.

18.01 - ESTATUTO SOCIAL

CAPÍTULO I
Da Denominação, Organização, Sede, Duração e Objeto

Art. 1.º - A TRACTEBEL ENERGIA S.A. é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei das Sociedades por Ações e pelas demais Leis e Regulamentos que lhe forem aplicáveis.

Art. 2.º - A Companhia tem sede e foro na cidade de Florianópolis, Santa Catarina, na rua Antônio Dib Mussi, 366, Centro, podendo criar sucursais, filiais, agências e escritórios no País e no exterior.

Art. 3.º - A Companhia tem prazo de duração indeterminado.

Art. 4.º - A Companhia tem por objeto social:

I - realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

II - participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

III - contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

IV - participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

V - participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

VI - colaborar para a preservação do meio ambiente no exercício de suas atividades;

VII - colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade; e

VIII - participar, como sócio, quotista ou acionista, de outras sociedades no setor de energia.

CAPÍTULO II
Do Capital e das Ações

Art. 5.º - O Capital Social subscrito da Companhia é de R$ 2.445.766.091,90 (dois bilhões, quatrocentos e quarenta e cinco milhões, setecentos e sessenta e seis mil, noventa e um reais e noventa centavos) dividido em 464.052.075.236 (quatrocentos e sessenta e quatro bilhões, cinqüenta e dois milhões, setenta e cinco mil, duzentos e trinta e seis) ações ordinárias nominativas, 75.069.876 (setenta e cinco milhões, sessenta e nove mil, oitocentos e setenta e seis) ações preferenciais nominativas da classe A e 188.615.048.399 (cento e oitenta e oito bilhões, seiscentos e quinze milhões, quarenta e oito mil, trezentos e noventa e nove) ações preferenciais nominativas da classe B, todas sem valor nominal.

§ 1.º - A Companhia poderá emitir ações preferenciais até o limite de 2/3 (dois terços) do Capital Social, sem guardar proporção com as demais existentes, as quais concorrerão em igualdade de condições com as ações ordinárias.

§ 2.º - As ações ordinárias nominativas, com direito a voto, e ações preferenciais nominativas, sem direito a voto, poderão ser mantidas em contas de depósito em nome dos respectivos titulares, sob o regime escritural, sem emissão de certificados, em instituição financeira designada pelo Conselho de Administração.

§ 3.º - Sempre que houver transferência de propriedade de ações, a instituição financeira depositária poderá cobrar, do acionista alienante, o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários.

§ 4.º - As ações preferenciais nominativas não podem ser convertidas em ações ordinárias e terão prioridade no reembolso do capital e na distribuição de dividendos.

§ 5.º - As ações preferenciais nominativas da classe A terão prioridade na distribuição de dividendos não inferiores a 2% (dois por cento), à taxa legal de remuneração do investimento das empresas de energia elétrica, dividendos esses calculados sobre o capital próprio a essa espécie e classe de ações, a serem entre elas rateados igualmente.

§ 6.º - As ações preferenciais nominativas da classe B terão prioridade na distribuição de dividendos de 6% (seis por cento) ao ano, sobre o capital próprio a essa espécie e classe de ações, dividendos esses a serem entre elas rateados igualmente.

§ 7.º - As ações preferenciais nominativas participarão, em igualdade de condições, com as ações ordinárias nominativas na distribuição dos dividendos, depois de a estas ser assegurado o menor dos dividendos mínimos previstos nos §§ anteriores.

Art. 6.º - A Companhia poderá emitir debêntures simples ou conversíveis em ações.

Parágrafo único - A integralização de debêntures conversíveis em ações obedecerá às normas estabelecidas pela Assembléia Geral, a qual poderá delegar ao Conselho de Administração a fixação ou a atualização das condições dos títulos.

Art. 7.º - Os aumentos de capital da Companhia serão realizados mediante subscrição pública ou particular de ações, por conversão de debêntures ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei, e a integralização das ações obedecerá às normas e condições estabelecidas pelo seu Conselho de Administração.

Parágrafo único - O acionista que não fizer o pagamento de acordo com as normas e condições a que se refere o presente artigo, ficará de pleno direito constituído em mora, aplicando-se atualização monetária, juros de 12% (doze por cento) ao ano e a multa de 10% (dez por cento) sobre o valor da prestação vencida.

Art. 8.º - A Companhia está autorizada a, por deliberação do Conselho de Administração, independentemente de reforma estatutária, aumentar o seu capital social até o limite de R$ 4.500.000.000,00 (quatro bilhões e quinhentos milhões de reais).

§ 1.º - Além das outras condições referentes à emissão de novas ações, caberá ao Conselho de Administração determinar o preço de emissão e o prazo de integralização das ações subscritas.

§ 2.º - Os aumentos de capital poderão ser feitos sem necessidade de se guardar proporção entre as ações preferenciais e ordinárias, observado o disposto no § 1° do art. 5°.

§ 3.º - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas se a colocação for feita mediante venda em bolsa de valores, subscrição pública ou permuta por ações em oferta pública de aquisição do controle.

Art. 9.º - A Companhia poderá emitir títulos unitários ou múltiplos de ações. Os grupamentos ou desdobramentos serão feitos a pedido do acionista correndo por sua conta as despesas com a substituição dos títulos.

Parágrafo único - Os serviços de conversão, transferência e desdobramento de ações poderão ser transitoriamente suspensos, observadas as normas e limitações estabelecidas na legislação em vigor.

18.01 - ESTATUTO SOCIAL

CAPÍTULO III
Das Assembléias Gerais

Art. 10 - A Assembléia Geral Ordinária realizar-se-á dentro dos 4 (quatro) primeiros meses seguintes ao término do exercício social, em dia e hora previamente fixados, para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - deliberar sobre a destinação do Lucro Líquido do exercício e a distribuição de dividendos; e

III - eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração.

Art. 11 - A Assembléia Geral reunir-se-á extraordinariamente sempre que necessário, observadas em sua convocação, instalação e deliberações as prescrições legais e estatutárias pertinentes.

Art. 12 - A mesa que dirigirá os trabalhos da Assembléia Geral será constituída pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, por quem a assembléia escolher, e por um secretário, escolhido dentre os presentes.

Art. 13 - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

CAPÍTULO IV
Da Administração

Art. 14 - A Companhia será administrada por um Conselho de Administração e uma Diretoria Executiva.

Art. 15 - A Assembléia Geral fixará a remuneração dos administradores. Se a remuneração for estabelecida de forma global, o Conselho de Administração deverá deliberar sobre o seu rateio entre os seus membros e os Diretores.

CAPÍTULO V
Do Conselho de Administração

Art. 16 - O Conselho de Administração será composto de até 7 (sete) membros, sendo um o Presidente do Conselho e outro o Vice-Presidente, escolhidos pelos acionistas, com mandato de 3 (três) anos, permitida a reeleição.

§ 1° - Um dos membros do Conselho de Administração será proposto pelos empregados da Companhia e eleito nos termos de acordo de acionistas entre estes e o acionista controlador.

§ 2° - Em ocorrendo a vacância no Conselho de Administração, os acionistas deverão ser convocados, na forma da lei, para, em Assembléia Geral, elegerem o substituto.

Art. 17 - O Conselho de Administração reunir-se-á, de ordinário, bimestralmente e, extraordinariamente, sempre que o interesse da Companhia exigir, mediante convocação na forma deste Estatuto.

Art. 18 - As reuniões do Conselho de Administração serão convocadas pelo seu Presidente ou por membros que representem, no mínimo, 1/3 (um terço) dos seus membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros. O Conselho de Administração deliberará por maioria de votos, cabendo ao seu Presidente, em caso de empate, o voto de qualidade.

Art. 19 - O Conselho de Administração terá as seguintes atribuições:

I - fixar a orientação geral dos negócios da Companhia;

II - eleger e destituir os Diretores e fixar-lhes as atribuições, observado o disposto neste Estatuto;

III - fiscalizar a gestão dos Diretores;

IV - estabelecer limites e alçadas para a representação da Companhia por procuradores;

V - convocar a Assembléia Geral;

VI - manifestar-se sobre o relatório da Administração e as contas da Diretoria;

VII - aprovar o valor global do orçamento anual da Companhia;

VIII - aprovar a celebração de contratos e a assunção de obrigações de valor superior a R$ 10.000.000,00 (dez milhões de reais);

IX - propor à Assembléia Geral a emissão de debêntures;

X - deliberar sobre as condições de negociação de debêntures, por delegação da Assembléia Geral, até o limite por ela autorizado;

XI - aprovar a concessão de garantia ou aval a terceiros;

XII - aprovar a alienação ou oneração de bens do ativo permanente da Companhia de valor superior a R$ 10.000.000,00 (dez milhões de reais);

XIII - deliberar sobre a aquisição e a alienação de ações de emissão da Companhia, fixando-lhes preço e condições;

XIV - deliberar sobre a emissão de novas ações, o preço de emissão e as demais condições de tais emissões, observado o que dispuser este Estatuto;

XV - deliberar, nos casos previstos neste Estatuto, sobre a elaboração de demonstrações financeiras semestrais ou em períodos menores e a distribuição de dividendos intermediários ou à conta de lucros acumulados ou de reserva de lucros, bem como sobre o crédito ou pagamento de juros sobre o capital próprio;

XVI - deliberar sobre a emissão de notas promissórias comerciais (*commercial papers*), bem como a emissão de bônus de subscrição;

XVII - escolher e destituir os auditores independentes;

XVIII - aprovar o Regulamento Interno da Companhia; e

XIX - deliberar sobre os casos omissos no Estatuto.

Art. 20 - Nas suas ausências ou impedimentos, o Presidente do Conselho será substituído pelo Vice-Presidente.

CAPÍTULO VI
Da Diretoria Executiva

Art. 21 - A Diretoria Executiva da Companhia será composta de até 7 (sete) membros, sendo um o Diretor Presidente, eleitos pelo Conselho de Administração, com mandato de 3 (três) anos, sendo permitida a reeleição.

Art. 22 - A Diretoria reunir-se-á, de ordinário, pelo menos uma vez por mês e, extraordinariamente, sempre que o interesse da Companhia o exigir, mediante convocação na forma deste Estatuto.

Art. 23 - As reuniões da Diretoria Executiva serão convocadas pelo Diretor Presidente ou por 2 (dois) Diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. A Diretoria Executiva deliberará por maioria de votos, cabendo ao Diretor Presidente, em caso de empate, o voto de qualidade.

Art. 24 - Compete à Diretoria Executiva a direção geral e a representação da Companhia, observado este Estatuto e as diretrizes e atribuições fixadas pelo Conselho de Administração.

Parágrafo único - No exercício de suas atribuições, cabe à Diretoria Executiva:

I - elaborar as demonstrações financeiras e o relatório da administração, quando for o caso;

II - elaborar o Regulamento Interno da Companhia e submetê-lo à aprovação do Conselho de Administração;

III - elaborar o orçamento anual da Companhia; e

IV - aprovar qualquer revisão do orçamento anual aprovado, observado o valor global aprovado pelo Conselho de Administração.

Art. 25 - No caso de impedimento temporário, licença ou férias de qualquer Diretor, a Diretoria indicará um Diretor para acumular as suas funções.

Art. 26 - No caso de vacância, a Diretoria designará um Diretor para acumular as funções do cargo vago, até a realização da primeira reunião do Conselho de Administração, quando será preenchido o cargo, pelo prazo que restava ao Diretor substituído.

18.01 - ESTATUTO SOCIAL

Art. 27 - A Companhia ficará obrigada pela assinatura conjunta de dois Diretores, observado, no entanto, o disposto nos §§ seguintes.

§ 1.º - Os Diretores poderão nomear procuradores para representarem a Companhia, agindo sempre em conjunto com um diretor ou outro procurador com bastante poderes ou, ainda, agindo isoladamente.

§ 2.º - As procurações da Companhia deverão ser outorgadas por 2 (dois) Diretores e deverão especificar os poderes outorgados e o prazo de duração do mandato, ressalvadas as procurações para representação da Companhia em processos administrativos e judiciais, que poderão ter prazo indeterminado.

CAPÍTULO VII
Das Atribuições dos Diretores

Art. 28 - Compete ao Diretor Presidente:

I - superintender os negócios da Companhia e formular as suas políticas e estratégias;

II - manter sistema de auditoria interna; e

III - presidir as reuniões da Diretoria Executiva.

Art. 29 - Compete ao Diretor Administrativo:

I - formular procedimentos administrativos gerais e políticas de documentação, suprimentos, serviços gerais, apoio administrativo, transporte e informática;

II - Promover ações de comunicação empresarial e relações públicas; e

III - Formular as políticas de Recursos Humanos da Companhia.

Art. 30 - Compete ao Diretor Financeiro e de Relações com Investidores:

I - promover a administração financeira e contábil da Companhia;

II - coordenar as relações com os mercados de capitais e financeiro, prestando informações à Comissão de Valores Mobiliários – CVM, Bolsa de Valores, acionistas e investidores, conforme exigido pela legislação aplicável; e

III – implantar as políticas e coordenar a contratação de seguros da Companhia.

18.01 - ESTATUTO SOCIAL

Art. 31 - Compete ao Diretor de Planejamento e Controle:

I - elaborar o Plano Estratégico e preparar e acompanhar o orçamento da Companhia;

II – efetuar o planejamento e programação da produção, a contabilização e comercialização de energia no MAE e operacionalizar os contratos de compra e venda de energia;

III – avaliar e monitorar o gerenciamento do risco empresarial;

IV – gerenciar os assuntos de natureza regulatória relacionados com a produção e comercialização de energia, analisar preço e riscos e propor estratégias para a comercialização; e

V – coordenar as atividades do Comitê de Gerenciamento de Risco.

Art. 32 - Compete ao Diretor de Produção de Energia:

I - promover a operação e manutenção dos ativos de geração da Companhia.

Art. 33 - Compete ao Diretor de Comercialização e Negócios:

I - efetuar a comercialização de energia de curto, médio e longo prazo;

II - desenvolver novos mercados e clientes e definir produtos a serem comercializados;

III - desenvolver novos investimentos em cogeração e prestar apoio no desenvolvimento de novos negócios;

IV - desenvolver e implantar o conceito TIS - Tractebel Industrial Solutions;

V - Representar a Companhia no desenvolvimento e implantação de soluções industriais integradas segundo o conceito SIS - Suez Industrial Solutions; e

VI - Coordenar as atividades do Comitê de Planejamento da Comercialização de Energia que, ordinariamente, deverá reunir-se quinzenalmente.

Art. 34 - Compete ao Diretor de Implantação de Projetos:

I - conduzir a implementação física de novos empreendimentos, incluindo edificações, urbanismo e infra-estrutura; e

II - conduzir o licenciamento e comissionamento dos novos empreendimentos.

CAPÍTULO VIII
Do Comitê Estratégico

Art. 35 - A Companhia poderá ter um comitê estratégico, que será um órgão consultivo da administração, com funções de opinar e aconselhar o Conselho de Administração e a Diretoria nos assuntos que lhe sejam submetidos. O Comitê Estratégico será composto de até 7 (sete) membros, acionistas ou não, residentes no País ou não, podendo ser administradores, eleitos pelo Conselho de Administração, que fixará a remuneração de seus membros, e seu funcionamento será regido pelo Regulamento Interno da Companhia.

CAPÍTULO IX
Do Conselho Fiscal

Art. 36 - O Conselho Fiscal não terá funcionamento permanente, instalando-se somente a pedido dos acionistas, na forma da lei, sendo constituído de até 5 (cinco) membros efetivos e igual número de suplentes, com mandato de 1 (um) ano. A Assembléia Geral que vier a eleger o Conselho Fiscal, caberá fixar a respectiva remuneração, observado o mínimo legal.

CAPÍTULO X
Do Exercício Social e Demonstrações Financeiras

Art. 37 - O exercício social encerrar-se-á a 31 de dezembro de cada ano e obedecerá, quanto às demonstrações financeiras, as disposições legais aplicáveis.

§ 1.º - Em cada exercício será obrigatória a distribuição de um dividendo não inferior a 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos de lei, observadas as disposições previstas no art. 5°, no que se refere aos dividendos das ações preferenciais, devendo a destinação do resultado integral do exercício ser submetida à deliberação da Assembléia Geral.

§ 2.º - A Companhia poderá levantar demonstrações financeiras a 30 de junho de cada ano, podendo o Conselho de Administração declarar dividendos com base nas mesmas.

§ 3.º - A Companhia poderá elaborar demonstrações financeiras e distribuir dividendos em períodos menores, desde que o total dos dividendos pagos em cada semestre do exercício social não exceda o montante das reservas de capital de que trata o §1.° do artigo 182 da Lei 6.404, de 15 de dezembro de 1976.

§ 4.º - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

§ 5.º - A Companhia, mediante deliberação do Conselho de Administração, poderá creditar ou pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, a legislação aplicável. As importâncias pagas ou creditadas pela Companhia a título de juros sobre o capital próprio poderão ser imputadas, nos termos da legislação aplicável, ao valor dos dividendos obrigatórios, inclusive os dividendos das ações preferenciais.

Art. 38 - Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefícios da Companhia.

CAPÍTULO XI
Das Disposições Gerais

Art. 39 - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

Aprovado na 12ª Assembléia Geral Extraordinária realizada em 29.04.2002 e arquivado na JUCESC sob o nº 20020918720, em 13.05.2002.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

GRUPO	QUADRO	DESCRIÇÃO	PÁGINA
01	01	IDENTIFICAÇÃO	1
01	02	SEDE	1
01	03	DEPARTAMENTO DE ACIONISTAS	1
01	04	DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)	2
01	05	REFERÊNCIA / AUDITOR	2
01	06	CARACTERÍSTICAS DA EMPRESA	2
01	07	CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS	3
01	08	PUBLICAÇÕES DE DOCUMENTOS	3
01	09	JORNAIS ONDE A CIA DIVULGA INFORMAÇÕES	3
01	10	DIRETOR DE RELAÇÕES COM INVESTIDORES	3
02	01	COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA	4
02	02	EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR	5
03	01	EVENTOS RELATIVOS A DISTRIBUIÇÃO DO CAPITAL	10
03	02	POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO	10
03	03	DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA	11
04	01	COMPOSIÇÃO DO CAPITAL SOCIAL	16
04	02	CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NOS TRÊS ÚLTIMOS ANOS	17
04	04	CAPITAL SOCIAL AUTORIZADO	18
04	05	COMPOSIÇÃO DO CAPITAL ACIONÁRIO AUTORIZADO	18
06	01	PROVENTOS DISTRIBUÍDOS NOS 3 ÚLTIMOS ANOS	19
06	03	DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL	20
06	04	MODIFICAÇÃO ESTATUTÁRIA	20
07	01	REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	21
07	02	PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS	21
07	03	PARTICIPAÇÃO EM SOCIEDADES CONTROLADAS E/OU COLIGADAS	22
09	01	BREVE HISTÓRICO DA EMPRESA	23
09	02	CARACTERÍSTICA DO SETOR DE ATUAÇÃO	25
10	01	PRODUTOS E SERVIÇOS OFERECIDOS	27
10	02	MATÉRIAS PRIMAS E FORNECEDORES	28
10	03	CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS	29
11	01	PROCESSO DE PRODUÇÃO	30
11	02	PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO	33
11	03	POSICIONAMENTO NO PROCESSO COMPETITIVO	35
12	01	PRINCIPAIS PATENTES, MARCAS COMERCIAIS E FRANQUIAS	36
13	01	PROPRIEDADES	37
14	02	INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS	39
14	05	PROJETOS DE INVESTIMENTO	41
15	01	PROBLEMAS AMBIENTAIS	43
16	01	AÇÕES JUDICIAIS	44
17	01	OPERAÇÕES COM EMPRESAS RELACIONADAS	45
18	01	ESTATUTO SOCIAL	47

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

GRUPO	QUADRO	DESCRIÇÃO	PÁGINA
		COMPANHIA ENERGÉTICA MERIDIONAL	
		ITÁ ENERGÉTICA S.A. - ITASA	/057

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	
15 - E-MAIL				
mantuano@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2002	31/12/2002	1	01/01/2002	31/03/2002	4	01/10/2001	31/12/2001

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
MARCELO CAVALCANTI ALMEIDA	335.905.597-72

RUBRICADO PARA IDENTIFICAÇÃO
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AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2002	2 - TRIMESTRE ANTERIOR 31/12/2001	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2001
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	140.186.664
3 - Total	652.742.193	652.742.193	604.238.739
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Com Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO	29/04/2002	Dividendo	13/05/2002	ON	0,0000254796
02	AGO	29/04/2002	Dividendo	13/05/2002	PNA	0,0000325493
03	AGO	29/04/2002	Dividendo	13/05/2002	PNB	0,0000254796
04	RCA	27/03/2002	Dividendo	17/04/2002	ON	0,0001220432
05	RCA	27/03/2002	Dividendo	17/04/2002	PNA	0,0001899117
06	RCA	27/03/2002	Dividendo	17/04/2002	PNB	0,0001220432
07	RCA	14/12/2001	Juros Sobre Capital Próprio	17/04/2002	ON	0,0001225599
08	RCA	14/12/2001	Juros Sobre Capital Próprio	17/04/2002	PNA	0,0001225599
09	RCA	14/12/2001	Juros Sobre Capital Próprio	17/04/2002	PNB	0,0001225599

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
15/05/2002	

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
1	Ativo Total	5.298.832	5.312.225
1.01	Ativo Circulante	1.027.784	1.055.798
1.01.01	Disponibilidades	14.163	30.056
1.01.01.01	Numerário Disponível	2.989	16.999
1.01.01.02	Aplicações no Mercado Aberto	11.174	13.057
1.01.02	Créditos	930.523	918.495
1.01.02.01	Consumidores e Concessionárias	930.523	918.383
1.01.02.02	Titulos e Valores Mobiliários	0	112
1.01.03	Estoques	6.557	6.487
1.01.04	Outros	76.541	100.760
1.01.04.01	Créditos da Cta Cons. Combustivel - CCC	19.102	28.783
1.01.04.02	Alienações, Serv.em Curso e Disp.Reemb.	5.513	4.595
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	10.990	18.911
1.01.04.04	Créditos Fiscais Diferidos	25.906	31.377
1.01.04.05	Despesas Pagas Antecipadamente	6.607	7.652
1.01.04.06	Outros	8.423	9.442
1.02	Ativo Realizável a Longo Prazo	280.350	284.449
1.02.01	Créditos Diversos	60.303	67.406
1.02.01.01	Concessionárias	54.773	61.093
1.02.01.02	Títulos e Valores Mobiliários	5.530	6.313
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	220.047	217.043
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	6.416	6.479
1.02.03.02	Depósitos Vinculados a Litígios	21.561	22.562
1.02.03.03	Créditos Fiscais Diferidos	181.554	176.382
1.02.03.04	Despesas Pagas Antecipadamente	7.729	8.833
1.02.03.05	Outros	2.787	2.787
1.03	Ativo Permanente	3.990.698	3.971.978
1.03.01	Investimentos	508.854	486.749
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	500.074	472.876
1.03.01.03	Outros Investimentos	8.780	13.873
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.806	1.806
1.03.01.03.02	Outros	6.974	12.067
1.03.02	Imobilizado	3.480.254	3.483.460
1.03.03	Diferido	1.590	1.769

RUBRICADO PARA IDENTIFICAÇÃO
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01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
2	Passivo Total	5.298.832	5.312.225
2.01	Passivo Circulante	740.226	801.941
2.01.01	Empréstimos e Financiamentos	117.760	112.205
2.01.01.01	Principal	97.084	99.218
2.01.01.02	Encargos	20.676	12.987
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	159.735	183.394
2.01.04	Impostos, Taxas e Contribuições	206.539	243.415
2.01.04.01	Tributos e Constrib. Sociais Correntes	183.407	220.790
2.01.04.02	Tributos e Constrib. Sociais Parcelados	23.132	22.625
2.01.05	Dividendos a Pagar	165.120	165.120
2.01.05.01	Dividendos Prop. Juros s/Capital Próprio	165.120	165.120
2.01.06	Provisões	26.901	27.916
2.01.06.01	Obrigações Estimadas	26.901	27.916
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	64.171	69.891
2.01.08.01	Reserva Global de Reversão	1.256	1.507
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hídricos	5.656	7.279
2.01.08.03	Concessionárias de Energia Elétrica	1.845	1.889
2.01.08.04	Particip.Empregados Lucros ou Resultados	5.780	5.780
2.01.08.05	Benefício Pós-Emprego	40.766	41.127
2.01.08.06	Outros	8.868	12.309
2.02	Passivo Exigível a Longo Prazo	1.559.134	1.566.464
2.02.01	Empréstimos e Financiamentos	1.136.281	1.145.873
2.02.01.01	Principal	1.136.281	1.145.822
2.02.01.02	Encargos	0	51
2.02.02	Debêntures	0	0
2.02.03	Provisões	152.361	143.589
2.02.03.01	Obrigações Estimadas	17.510	15.537
2.02.03.02	Contingências	134.851	128.052
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	270.492	277.002
2.02.05.01	Tributos e Contrib.Sociais Parcelados	40.812	45.651
2.02.05.02	Benefícios Pós-Emprego	227.845	229.391
2.02.05.03	Outros	1.835	1.960
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.999.472	2.943.820
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	406.359	406.359
2.05.04.01	Legal	37.635	37.635
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	368.724	368.724
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	55.652	0

RUBRICADO PARA IDENTIFICAÇÃO POR UM REPRESENTANTE DA DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.01	Receita Bruta de Vendas e/ou Serviços	344.076	344.076	333.969	333.969
3.01.01	Suprimento de Energia Elétrica	276.724	276.724	262.665	262.665
3.01.02	Fornecimento de Energia Elétrica	4.291	4.291	4.059	4.059
3.01.03	Subvenção Combustível - CCC	60.408	60.408	65.914	65.914
3.01.04	Venda de Cinzas	968	968	0	0
3.01.05	Outras	1.685	1.685	1.331	1.331
3.02	Deduções da Receita Bruta	(13.524)	(13.524)	(12.231)	(12.231)
3.02.01	Impostos e Contribuições	(12.720)	(12.720)	(12.231)	(12.231)
3.02.02	Repasse - CCC - Venda de Cinzas	(804)	(804)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	330.552	330.552	321.738	321.738
3.04	Custo de Bens e/ou Serviços Vendidos	(192.669)	(192.669)	(183.074)	(183.074)
3.04.01	Pessoal	(10.516)	(10.516)	(9.606)	(9.606)
3.04.02	Material	(1.499)	(1.499)	(1.663)	(1.663)
3.04.03	Serviço de Terceiro	(4.882)	(4.882)	(3.749)	(3.749)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(60.408)	(60.408)	(65.914)	(65.914)
3.04.05	Combustível p/Prod.Ener.Elétrica	(10.769)	(10.769)	(1.562)	(1.562)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(7.008)	(7.008)	(8.393)	(8.393)
3.04.07	Depreciação / Amortização	(38.243)	(38.243)	(39.290)	(39.290)
3.04.08	Energia Elétrica Comprada p/Revenda	(51.124)	(51.124)	(44.172)	(44.172)
3.04.09	Uso de Bem Público - UBP	(3.521)	(3.521)	(3.220)	(3.220)
3.04.10	Constituição de Provisões Operacionais	(2.578)	(2.578)	(1.865)	(1.865)
3.04.11	Reversão de Provisões Operacionais	34	34	547	547
3.04.12	Outras	(2.155)	(2.155)	(4.187)	(4.187)
3.05	Resultado Bruto	137.883	137.883	138.664	138.664
3.06	Despesas/Receitas Operacionais	(54.211)	(54.211)	(81.160)	(81.160)
3.06.01	Com Vendas	(3.372)	(3.372)	(3.026)	(3.026)
3.06.02	Gerais e Administrativas	(20.130)	(20.130)	12.420	12.420

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.06.02.01	Pessoal	(4.513)	(4.513)	(4.935)	(4.935)
3.06.02.02	Serviço de Terceiro	(3.822)	(3.822)	(2.635)	(2.635)
3.06.02.03	Depreciação / Amortização	(351)	(351)	(347)	(347)
3.06.02.04	Constituição de Provisões Operacionais	(9.800)	(9.800)	(5.871)	(5.871)
3.06.02.05	Reversão de Provisões Operacionais	7.242	7.242	34.820	34.820
3.06.02.06	Outras	(8.886)	(8.886)	(8.612)	(8.612)
3.06.03	Financeiras	(30.878)	(30.878)	(85.867)	(85.867)
3.06.03.01	Receitas Financeiras	1.058	1.058	9.947	9.947
3.06.03.01.01	Rendas de Aplicações Financeiras	619	619	3.047	3.047
3.06.03.01.02	Variação Monetária	327	327	5.681	5.681
3.06.03.01.03	Outras	112	112	1.219	1.219
3.06.03.02	Despesas Financeiras	(31.936)	(31.936)	(95.814)	(95.814)
3.06.03.02.01	Encargos de Dívidas	(23.046)	(23.046)	(29.450)	(29.450)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(5.079)	(5.079)	(1.781)	(1.781)
3.06.03.02.03	Variação Monetária s/Empr.Financiamento	3.843	3.843	(59.470)	(59.470)
3.06.03.02.04	Variação Monetária - Outras	(2.132)	(2.132)	(2.072)	(2.072)
3.06.03.02.05	Outras	(5.522)	(5.522)	(3.041)	(3.041)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	169	169	(4.687)	(4.687)
3.07	Resultado Operacional	83.672	83.672	57.504	57.504
3.08	Resultado Não Operacional	(13)	(13)	92	92
3.08.01	Receitas	41	41	149	149
3.08.02	Despesas	(54)	(54)	(57)	(57)
3.09	Resultado Antes Tributação/Participações	83.659	83.659	57.596	57.596
3.10	Provisão para IR e Contribuição Social	(27.708)	(27.708)	(6.979)	(6.979)
3.10.01	Contribuição Social	(5.718)	(5.718)	(2.867)	(2.867)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.10.02	Imposto de Renda	(21.990)	(21.990)	(4.112)	(4.112)
3.11	IR Diferido	(299)	(299)	(9.532)	(9.532)
3.11.01	Contribuição Social	(1.967)	(1.967)	(3.376)	(3.376)
3.11.02	Imposto de Renda	1.668	1.668	(6.156)	(6.156)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	55.652	55.652	41.085	41.085
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	604.238.739	604.238.739
	LUCRO POR AÇÃO	0,00009	0,00009	0,00007	0,00007
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta na UHE Itá, é de 4.966 MW, dos quais 77,55% em usinas hidrelétricas e 22,45% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

O controle acionário da Companhia pertence à Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social. A CEM está construindo a usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. Detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. As principais características das controladas e de seus empreendimentos estão descritas na Nota 8-b.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto o gráfico constante da nota 10-d do quadro 04.01 e da nota 5-d do quadro 16.01, que estão expressos em milhões de Reais.

Informações da Controladora

O Balanço Patrimonial e a Demonstração do Resultado foram elaborados de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Informações consolidadas

As informações consolidadas estão apresentadas nos quadros 06.01, 06.02 e 07.01. O Balanço Patrimonial e a Demonstração de Resultado consolidados em 31 de março de 2002 foram elaborados de acordo com os princípios e práticas de consolidação previstos na legislação societária

brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM.

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 31.03.2002, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até 31.03.2002.

c) Permanente

Os investimentos nas controladas são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia, em consonância com os citados atos normativos, estão demonstradas na Nota 9-a;

em função do disposto nas Instruções Contábeis do Manual de Contabilidade do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) estão registrados com base em avaliação atuarial realizada em 31.12.2001, e são atualizados mensalmente pelos índices contratuais no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 14);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até 31.03.2002, estão atualizados pelas taxas de câmbio ou índices contratuais (ver Nota 10) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Balanço Patrimonial Consolidado

Foram eliminados os investimentos da investidora no capital das investidas, os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 8-b).

Em face da alta proporção de participação da controladora na controlada CEM (Ver Nota 8-b), não houve efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	31.03.2002			**31.12.2001**
	Vincendos	**Vencidos mais de 90 dias**	**Total**	**Total**
Circulante				
Consumidores livres	1.524	-	1.524	1.087
Concessionárias	909.718	19.281	928.999	917.296
	911.242	19.281	930.523	918.383
Longo Prazo				
Concessionárias	54.773	-	54.773	61.093
	966.015	19.281	985.296	979.476

A Companhia assinou contrato para fornecimento de energia na categoria de “consumidores livres”, com vigência até o ano 2004. As correspondentes faturas têm seus vencimentos no dia 15 do mês subseqüente ao do fornecimento.

04.01 - NOTAS EXPLICATIVAS

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

Nos valores vencidos há mais de 90 dias, está contemplado o faturamento de curto prazo no valor de R$ 18.838, devido por Furnas Centrais Elétricas S.A.. Tal valor é decorrente do suprimento feito pela Companhia àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais. O débito é reconhecido por Furnas, que aguarda a solução de outras pendências no âmbito do Mercado Atacadista de Energia Elétrica – MAE para liquidá-lo, razão pela qual a Companhia não constituiu provisão para créditos de liquidação duvidosa.

Em 13.03.2002 o MAE divulgou a melhor estimativa dos valores decorrentes das transações de compra e venda de energia elétrica ocorridas no âmbito daquele mercado, no período de janeiro a dezembro de 2001, de forma a possibilitar o reconhecimento de tais transações nas demonstrações financeiras dos agentes, referentes ao exercício de 2001.

Naquela oportunidade, a Agência Nacional de Energia Elétrica – ANEEL ratificou os valores apurados pelo MAE e os considerou adequados para serem reconhecidos contabilmente pelas empresas do setor elétrico e, com o objetivo de harmonizar os procedimentos entre os agentes, no que respeita ao cumprimento do regime de competência, determinou que todas as empresas contabilizassem os valores divulgados, resultando, para a Companhia, no reconhecimento de ativos no valor de R$ 830.450 e de passivos de R$ 85.655, em contrapartida no resultado do exercício.

Não obstante todos os esforços da ANEEL, do MAE e demais órgãos envolvidos, os valores definitivos para fins de contabilização e liquidação daquelas transações estão, ainda, pendentes e, conseqüentemente, os valores reconhecidos contabilmente no exercício de 2001 estão sujeitos a alterações e ajustes, cujos efeitos serão reconhecidos nas demonstrações financeiras do exercício em curso.

Buscando cumprir as orientações contidas no Ofício Circular nº 343/2002-SFF/ANEEL, em relação ao registro contábil das transações ocorridas no âmbito do MAE no 1º trimestre deste exercício, foram obtidos daquela entidade os valores calculados preliminarmente, que resultaram em R$ 18.922 favoráveis à Companhia.

Tendo em vista a relevância dos ativos já contabilizados com base em dados preliminares e o grau de incerteza em relação aos valores definitivos, que estão, ainda, pendentes de apuração pelo MAE, e considerando, principalmente, a imaterialidade do valor apresentado para o trimestre em curso, se comparado com os números já registrados, a Administração da Companhia decidiu, conservadoramente, divulgar mas não reconhecer tal valor em suas demonstrações financeiras.

O procedimento ora adotado visa, primordialmente, à observância da prudência nos registros das variações patrimoniais, cujos valores são definidos por estimativas que envolvem incertezas de grau variável, e está alinhado com a concepção emanada do referido Ofício Circular, em que a ANEEL, em suas considerações, destaca: (i) "as dificuldades hoje existentes para que o MAE possa proceder à contabilização das transações ocorridas no âmbito daquele mercado, em função de algumas imperfeições na forma de apuração dos números, bem como a ausência de algumas definições de

grande impacto na apuração dos mesmos, cujas soluções estão na fase final"; e (ii) "grau de imperfeições que uma contabilização preliminar pode apresentar, em função das incertezas em relação a solução das pendências hoje existentes".

As informações de fornecimento e suprimento de energia elétrica registrados no resultado estão demonstradas a seguir:

	MWh		MWh/h (médios demanda)		Valor	
	31.03.2002	31.03.2001	31.03.2002	31.03.2001	31.03.2002	31.03.2001
Consumidores livres	59.115	63.423	-	-	4.291	4.059
Concessionárias	6.287.025	6.439.012	3.576	3.582	276.724	262.665
	6.346.140	6.502.435	3.576	3.582	281.015	266.724

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	31.03.2002	31.12.2001
Circulante		
Letras Financeiras do Tesouro – LFT	-	112
Longo Prazo		
Letras Financeiras do Tesouro – LFT	2.734	5.772
Letras do Tesouro Nacional – LTN	2.796	541
	5.530	6.313
	5.530	6.425

Os títulos e valores mobiliários existentes em 31.03.2002 têm seus vencimentos previstos para os meses de abril de 2002 e junho de 2003, sendo remunerados em 103,00% da taxa CDI, em média, podendo ser negociados antecipadamente sem prejuízo dos rendimentos. O valor classificado no realizável a longo prazo refere-se a títulos públicos que estão caucionados para garantia de processos judiciais.

NOTA 6 – CRÉDITOS FISCAIS DIFERIDOS

Natureza dos créditos	31.03.2002 Base de cálculo	31.03.2002 Imposto de renda	31.03.2002 Contribuição social	31.12.2001 Base de cálculo	31.12.2001 Imposto de renda	31.12.2001 Contribuição social
Tributos – art.7º, Lei nº 8.541/92	3.826	956	-	4.267	1.067	-
Provisão para contingências	131.756	32.940	10.698	125.013	31.253	10.185
Provisão para perdas Jacuí	977.853	-	78.228	977.853	-	78.228
Provisão para grandes manutenções	26.203	6.551	2.177	23.660	5.915	1.974
Provisão programa de reestruturação	172	43	14	221	55	19
Provisão para deságio na alienação de créditos fiscais	1.258	314	113	1.258	314	113
Participação de empregados nos lucros	5.780	1.445	520	5.780	1.445	520
Benefícios pós-emprego	171.766	42.942	13.972	173.894	43.474	14.199
Outras provisões	12.253	3.063	1.103	12.253	3.063	1.103
Base negativa da contribuição Social	150.480	-	12.381	177.707	-	14.832
	1.481.347	88.254	119.206	1.501.906	86.586	121.173
Classificação dos créditos fiscais diferidos:						
Circulante		16.870	9.036		19.121	12.256
Realizável a longo prazo		71.384	110.170		67.465	108.917
		88.254	119.206		86.586	121.173

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere aos créditos fiscais diferidos decorrentes de base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

04.01 - NOTAS EXPLICATIVAS

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	31.03.2002		31.03.2001	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	83.659	83.659	57.596	57.596
Contribuição Social – 9%	(7.529)		(5.184)	-
Imposto de Renda – 25%		(20.915)	-	(14.399)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13° salário dos dirigentes	-	(95)	-	(12)
Amortização de ágio	-	(143)	-	(143)
Equivalência patrimonial	15	42	(422)	(1.172)
Reversão de contingências tributárias indedutíveis	-	-	-	5.538
Outras despesas indedutíveis	(15)	(39)	(30)	(86)
Resultados não tributáveis				
Remuneração das Imobilizações em Curso-RIC	-	822	-	-
Reversão dos juros sobre capital próprio			-	-
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	6	-	6
Ajuste de alíquota da CSLL diferida	(156)	-	(607)	-
	(7.685)	(20.322)	(6.243)	(10.268)
Composição dos tributos no resultado:				
Corrente	(5.718)	(21.990)	(2.867)	(4.112)
Diferido	(1.967)	1.668	(3.376)	(6.156)
	(7.685)	(20.322)	(6.243)	(10.268)

04.01 - NOTAS EXPLICATIVAS

NOTA 8 – INVESTIMENTOS

a) Composição

	31.03.2002	31.12.2001
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Companhia Energética Meridional – CEM		
Equivalência patrimonial	189.010	166.010
Ágio	37.712	32.619
Adiantamento para aumento de capital	323	815
	227.045	**199.444**
Itá Energética S.A. – ITASA		
Equivalência patrimonial	254.148	253.979
Ágio	18.880	19.452
	273.028	**273.431**
Delta Participações S.A.		
Equivalência patrimonial	1	1
	500.074	**472.876**
Participações societárias permanentes avaliadas pelo custo de aquisição		
Administradora do Mercado Atacadista de Energia Elétrica – ASMAE		
Quota de participação	3	3
	500.077	**472.879**
Bens e direitos de uso futuro e destinados à alienação	**1.806**	**1.806**
Outros investimentos		
Bônus de Subscrição em ações da Companhia Energética Meridional – CEM	6.865	11.958
Outros	106	106
	6.971	**12.064**
	508.854	**486.749**

b) Participações societárias permanentes

b.1 - Companhia Energética Meridional – CEM (Controlada)

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,5 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

04.01 - NOTAS EXPLICATIVAS

As obras tiveram início em 31 de maio de 1999 e previa o início de operação para o segundo semestre de 2002. Contudo, face à otimização do cronograma, associado à tecnologia e engenharia aplicadas ao projeto, o início da operação da UHE Cana Brava dar-se-á no primeiro semestre de 2002.

A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

O Custo total estimado da usina é de R$ 743.606, a preços de março de 2002, dos quais 70% estão sendo financiados pelo Banco Nacional de Desenvolvimento Econômico e Social – BNDES e pelo Banco Interamericano de Desenvolvimento – BID e 30% com capital próprio, através de aportes da controladora.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	31.03.2002			31.12.2001
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	67.010.002	121.999.998	189.010.000	166.010.000
Quantidade de ações de propriedade da Tractebel Energia	67.009.998	121.999.998	189.009.996	166.009.996
Participação %	99,99	100,00	99,99	99,99
Capital social subscrito	67.010	122.000	189.010	166.010
Capital social integralizado	67.010	122.000	189.010	166.010
Patrimônio líquido	-	-	189.010	166.010
Investimento:				
Equivalência patrimonial	-	-	189.010	166.010
Ágio	-	-	37.712	32.619

Em 31.03.2002 remanesce um saldo de adiantamento para aumento de capital, concedido pela Companhia à CEM, no valor de R$ 323, a ser capitalizado oportunamente. Embora registrado no patrimônio líquido da controlada, este valor não está incluído nas informações acima para permitir melhor compreensão sobre a participação societária.

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida.

04.01 - NOTAS EXPLICATIVAS

b.2 - Itá Energética S.A. – ITASA (controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo implementar o projeto de construção e exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em 08.03.2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá, e deram em caução as ações de emissão da ITASA, de suas propriedades, como garantia das obrigações assumidas pela investida. A dívida em 31.03.2002 totaliza R$ 736.563 (R$ 736.833 em 31.12.2001).

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	31.03.2002	31.12.2001
Quantidade de ações do capital social	520.219.172	520.219.172
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	416.062	416.062
Patrimônio líquido	521.328	520.982
Lucro (Prejuízo) do período	346	(12.533)
Investimento:		
Equivalência patrimonial	254.148	253.979
Ágio	18.880	19.452
Resultado de equivalência patrimonial	169	(6.666)

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e foi determinado com base em Fluxo de Caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção do investimento da Companhia no capital social da controlada:

	31.03.2002	31.12.2001
ATIVO		
Circulante	70.713	66.018
Realizável a longo prazo	9.130	8.928
Permanente	1.208.928	1.221.987
	1.288.771	1.296.933
PASSIVO		
Circulante	107.816	109.257
Exigível a longo prazo	659.627	666.694
Patrimônio líquido	521.328	520.982
	1.288.771	1.296.933
RESULTADO		
Receitas operacionais brutas	47.846	191.739
Deduções	(1.746)	(7.010)
Receitas operacionais líquidas	**46.100**	**184.729**
Despesas operacionais	(20.405)	(84.677)
Resultado do serviço	**25.695**	**100.052**
Despesas financeiras líquidas de receitas	(25.158)	(118.935)
Lucro (prejuízo) operacional	**537**	**(18.883)**
Resultado não operacional	7	-
Lucro (prejuízo) operacional	**544**	**(18.883)**
Imposto de renda e contribuição social	(198)	6.350
Lucro (Prejuízo) do período	**346**	**(12.533)**

c) Outros investimentos

A Companhia possui 31 bônus de subscrição em ações da CEM, no valor de R$ 6.865 (R$ 11.958 em 31.12.2001). Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização.

04.01 - NOTAS EXPLICATIVAS

NOTA 9 – ATIVO IMOBILIZADO

a) Composição

	31.03.2002		31.12.2001
	Taxas médias de depreciação	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	634.933	635.796
UHE Salto Osório	2,6	287.130	287.321
UHE Passo Fundo	2,5	113.329	113.347
UHE Itá (participação em consórcio)	2,3	1.233.280	1.233.352
		2.268.672	2.269.816
(-) Depreciação Acumulada		(742.112)	(732.530)
		1.526.560	**1.537.286**
Geração Térmica			
Complexo Jorge Lacerda	4,6	2.429.768	2.429.284
UTE Charqueadas	4,8	53.524	53.498
UTE Alegrete	4,8	7.504	7.504
UTE William Arjona	3,6	94.544	94.544
		2.585.340	2.584.830
(-) Depreciação Acumulada		(910.065)	(885.089)
		1.675.275	**1.699.741**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(732)	(641)
		892	**983**
Equipamentos Gerais e Outros	10,0	19.981	18.843
(-) Depreciação Acumulada		(9.776)	(6.696)
		10.205	**12.147**
		3.212.932	**3.250.157**

04.01 - NOTAS EXPLICATIVAS

Composição do Ativo Imobilizado (continuação)

	31.03.2002	31.12.2001
	Custo corrigido	**Custo corrigido**
Total das Imobilizações em Serviço	**3.212.932**	**3.250.157**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho	167.795	165.146
UHE Passo Fundo (obra de adição)	8.043	7.609
UHE Salto Santiago (obra de adição)	6.265	5.699
UHE Itá (custos retardatários)	1.358	1.575
Outros	4.763	2.747
	188.224	**182.776**
Geração Térmica		
UTE Jacuí	77.845	77.265
UTE Jorge Lacerda (obra de adição)	6.278	6.453
UTE William Arjona (máquina IV e V)	42.270	17.729
UTE Charqueadas (obra de adição)	1.230	1.090
Outros	6.612	3.338
	134.235	**105.875**
Outros	**1.377**	**1.166**
	323.836	**289.817**
Imobilizações líquidas	**3.536.768**	**3.539.974**
Obrigações Especiais	**(56.514)**	**(56.514)**
	3.480.254	**3.483.460**

b) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 31.03.2002 e em 31.12.2001, é a seguinte:

Doações e subvenções destinadas a investimentos	47.887
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.514

c) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Capacidade instalada MW	Data do ato	Vencimento
I – Concessões			
UHE Salto Santiago	1.420	28.09.1998	28.09.2028
UHE Salto Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	28.09.1998	28.09.2028
UTE Charqueadas	72	28.09.1998	28.09.2028
UTE Alegrete	66	28.09.1998	28.09.2028
UTE William Arjona	120	02.06.2000	28.04.2029

As concessões pertinentes à UHE Itá e à UHE Machadinho estão compartilhadas, respectivamente, com a Empresa Itá Energética S.A. e com as empresas integrantes do Consórcio Machadinho.

d) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido em resposta formal, a informação de que aquela Agência julgou adequado o cumprimento pela Companhia das disposições no referido Edital. A ANEEL já definiu os aspectos de comercialização da energia a ser gerada pela UTE Jacuí e autorizou a implantação do projeto, estabelecendo como marco de cronograma, a data de 31.05.2002 para o início das obras. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM emitiu, em 20 de dezembro de 2001, a Licença de Instalação. Paralelamente às definições que se encontram em curso, tais como as negociações finais de contratação de EPC (*Engineering Procurement and Construction*), suprimento de combustíveis e montagem de estruturas de financiamento que conta com a participação do BNDES, mostram o empenho da Companhia na viabilização do empreendimento.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados á alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	31.03.2002			31.12.2001		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	49.149	545.595	594.744	42.134	550.288	592.422
Instituições financeiras	8.271	145.053	153.324	6.348	146.632	152.980
	57.420	**690.648**	**748.068**	**48.482**	**696.920**	**745.402**
Moeda Nacional						
ELETROBRÁS	58.244	415.633	473.877	56.998	428.733	485.731
Instituições financeiras	298	30.000	30.298	20	20.000	20.020
Fornecedores	1.798	-	1.798	6.705	220	6.925
	60.340	**445.633**	**505.973**	**63.723**	**448.953**	**512.676**
	117.760	**1.136.281**	**1.254.041**	**112.205**	**1.145.873**	**1.258.078**

b) Mutações no trimestre

	Circulante	Longo Prazo
Saldo em 31.12.2001	**112.205**	**1.145.873**
Saques	-	10.000
Liquidações	(33.968)	-
Transferências	13.596	(13.596)
Encargos gerados no trimestre	26.525	(2.756)
Variações monetárias geradas no trimestre	(598)	(3.240)
Saldo em 31.03.2002	**117.760**	**1.136.281**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Mar/02
167.944
22%
Euro
80.885
11%
Libra Esterlina
499.239
67%
Dólar Norte Americ.


Dívida Externa em Dez/01
167.418
22%
Euro
82.302
11%
Libra Esterlina
495.682
67%
Dólar Norte Americ.

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

04.01 - NOTAS EXPLICATIVAS

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.200
1.000
800
600
400
200
0
94
107
143
143
153
153
161
160
205
205
380
378
1.136
1.146
2003
2004
2005
2006
2007
Após 2007 até 2024
Total
Mar/02
Dez/01

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (2001, de 6,00% a 12,00% a.a.)
Taxas flutuantes: não aplicável

Mercado externo

Taxas fixas de 3,00% a 8,49% a.a. (2001, de 3,00% a 12,50% a.a.)
Taxas flutuantes de 2,97% a 10,31% a.a. (2001, de 2,97% a 12,17 % a.a.)

NOTA 11 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

Composição do saldo

	31.03.2002			31.12.2001		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Circulante	Longo prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	26	**1.124**	**1.312**	29	**1.107**	**1.568**
COFINS						
Parcelamento em 120 meses	26	6.624	7.727	29	6.521	9.239
Parcelamento em 72 meses	31	13.866	21.954	34	13.498	24.745
		20.490	**29.681**		**20.019**	**33.984**
PIS						
Parcelamento em 72 meses	31	**355**	**562**	34	**345**	**633**
INSS						
Parcelamento em 240 meses	131	892	8.851	134	885	8.994
Parcelamento em 96 meses	30	271	406	33	269	472
		1.163	**9.257**		**1.154**	**9.466**
		23.132	**40.812**		**22.625**	**45.651**

NOTA 12 – PROVISÕES – OUTRAS

	31.03.2002		31.12.2001	
	Circulante	Longo prazo	Circulante	Longo prazo
Provisões trabalhistas	5.783	-	6.291	-
Programa de reestruturação	172	-	220	-
Provisão para grandes manutenções	8.693	17.510	8.123	15.537
Provisão bônus gerencial	2.000	-	2.000	-
Provisão aquisição energia	10.253	-	10.253	-
Outras	-	-	1.029	-
	26.901	**17.510**	**27.916**	**15.537**

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

NOTA 13 - PROVISÕES PARA CONTINGÊNCIAS

A companhia possui duas notificações do INSS, que estão sendo impugnadas administrativamente e processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos, se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	31.03.2002		31.12.2001	
	Valor da provisão	**Depósitos judiciais**	**Valor da provisão**	**Depósitos judiciais**
Trabalhistas				
Vínculo empregatício e reintegração	17.739	12.481	18.139	13.031
Periculosidade	1.180	976	1.261	928
Jornada de advogado	3.420	662	3.605	652
Horas in itinere	1.050	327	1.376	334
Outros	2.609	2.751	2.663	3.253
	25.998	**17.197**	**27.044**	**18.198**
Cíveis				
Fornecedores	23.693		18.208	-
Atingidos pela UHE Itá	6.225		6.013	-
Danos emergentes e lucros cessantes	3.628		3.095	-
Outras	5.163		4.941	-
	38.709		**32.257**	-
Fiscais				
Contribuição Social	15.648	1.412	15.411	1.412
PIS e COFINS	47.881	-	46.994	-
INSS	6.615	2.952	6.346	2.952
	70.144	**4.364**	**68.751**	**4.364**
	134.851	**21.561**	**128.052**	**22.562**

Os processos judiciais envolvendo a Companhia que, na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, apresentam riscos possíveis mas não prováveis, estão estimados em R$ 6.369 em 31.03.2002 (R$ 6.064 em 31.12.2001).

NOTA 14 – BENEFÍCIOS PÓS-EMPREGO

A Companhia promoveu em dezembro de 2001, a revisão de seus passivos atuariais, visando a adequá-los às regras e procedimentos estabelecidos através da Deliberação CVM nº 371, de 13.12.2000, que aprovou o pronunciamento do IBRACON sobre a contabilização de benefícios a empregados.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar
A Companhia é uma das patrocinadoras da Fundação Eletrosul de Previdência e Assistência Social – ELOS, entidade sem fins lucrativos que tem por objetivo básico a complementação de aposentadoria a seus participantes. A relação entre as patrocinadoras da ELOS é de não solidariedade, isto é, cada patrocinadora é responsável pelas obrigações contratadas pela Fundação com os participantes e dependentes a ela vinculados.

A ELOS administra um Plano de Benefícios do tipo benefício definido, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por velhice;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício de aposentadoria, reajustado anualmente pelo INPC, consiste, basicamente, na diferença entre a média dos últimos 36 meses de salário de contribuição do empregado para a ELOS e o valor da aposentadoria paga pelo INSS.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia correspondente a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,2% da folha de salários (percentual ajustado mensalmente em função da oscilação do número de empregados) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições no 1° trimestre de 2002 foi de R$ 961 (R$ 1.166, no 1° trimestre de 2001)

A Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS, as quais são limitadas em 15% do total das receitas previdenciais. A parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora. O valor de responsabilidade da Companhia no 1° trimestre de 2002 foi de R$ 435 (R$ 262, no 1° trimestre de 2001)

04.01 - NOTAS EXPLICATIVAS

b) Gratificação por Confidencialidade
Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

As principais premissas atuariais, utilizadas na avaliação dos benefícios pós-emprego na posição de 31 de dezembro de 2001 foram:

Taxa de desconto a valor presente das obrigações atuariais	10 % a.a.
Taxa de retorno esperado dos ativos	10 % a.a.
Crescimento salarial futuro	7% a.a.
Crescimento dos benefícios da Previdência Social	4% a.a.
Tábua de Mortalidade (ativos)	GAM71 (modificada)

Os valores reconhecidos no 1° trimestre de 2002, com efeitos no passivo atuarial líquido apurado em 31.12.2001, estão demonstrados a seguir:

Passivo líquido em 31.12.2001	**270.518**
Despesas reconhecidas na demonstração do resultado:	
Juros e variações monetárias sobre as obrigações contratadas	3.841
Complemento de despesas atuariais projetadas para 2002	3.566
	277.925
Amortização de obrigações contratadas	(9.314)
Passivo líquido em 31.03.2002	**268.611**

NOTA 15 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 31 de março de 2002, é de R$ 2.445.766, e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais classe A e 188.615.048.399 ações preferenciais classe B, todas sem valor nominal. O valor patrimonial da ação, por lote de mil, em 31 de março de 2002 é de R$ 4,60 (R$ 4,51 em 31.12.2001).

04.01 - NOTAS EXPLICATIVAS

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações classe "A" e de 6,00%, para classe "B", calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 31.03.2002, está assim constituído:


Participação no Capital Total
BNDESPAR
4,90%
OUTROS
16,60%
FND
0,36%
UNIÃO
2,62%
TRACTEBEL
75,52%


Participação no Capital Votante (Ações Ordinárias)
BNDESPAR
3,01%
OUTROS
12,73%
FND
0,51%
UNIÃO
3,33%
TRACTEBEL
80,42%


Ações Preferenciais
OUTROS
26,09%
BNDESPAR
9,54%
UNIÃO
0,89%
TRACTEBEL
63,48%

c) Composição das reservas

	31.03.2002	31.12.2001
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	37.635	37.635
Reserva de retenção de lucros	368.724	368.724
	406.359	406.359

NOTA 16 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia contratou operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal inicial de US$ 17.567, equivalente a R$ 40.819, amortizado semestralmente a partir de 15.04.2003. No primeiro trimestre de 2002, esta operação gerou despesa de R$ 301, a qual foi devidamente reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo (contratos iniciais) de compra e venda de energia, a Companhia busca minimizar seu risco de crédito com seus clientes através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude destes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional quando disponíveis.

	31.03.2002		31.12.2001	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	748.068	658.883	745.402	666.319
Empréstimos e encargos em moeda nacional	505.973	492.492	512.676	490.896
	1.254.041	**1.151.375**	**1.258.078**	**1.157.215**

NOTA 17 – EVENTOS SUBSEQÜENTES

1. Emissão pública de Notas Promissórias

A Companhia emitiu, para distribuição pública, 520 Notas Promissórias, com as seguintes características:

Data de Emissão: 17.04.2002
Data de Vencimento:14.10.2002
Prazo:180 dias
Valor: R$ 260.000
Valor Nominal Unitário: R$ 500
Quantidade: 520 Notas Promissórias

04.01 - NOTAS EXPLICATIVAS

Garantias: As Notas Promissórias não contam com qualquer tipo de garantia
Remuneração: 103,45% do CDI, apurada em processo de bookbuilding realizado em 11.04.2002
Série: Única
Preço de Venda e Condições de integralização: As Notas Promissórias foram subscritas pelo seu valor nominal unitário, integralizadas a vista em moeda corrente nacional, no ato da subscrição
Negociação: Sistema Nota operacionalizado pela Cetip
Coordenador: Bank Boston
Banco Mandatário: Banco Itaú

Os recursos da emissão destinam-se a suprir o caixa da Companhia, em virtude do atraso da liquidação das transações de compra e venda de energia elétrica no âmbito do MAE, no período de setembro de 2000 a dezembro de 2001. Estas transações representam créditos para a Companhia em valores suficientes para resgatar os títulos quando de seus vencimentos.

2. Operação comercial da Unidade II da Usina Hidrelétrica Machadinho e Unidade IV da Usina Termelétrica William Arjona

Em 30 de abril de 2002 foi disponibilizada, ao Operador Nacional do Sistema – ONS, para despacho no sistema interligado, referente a segunda unidade geradora da UHE Machadinho, com potencial nominal de 380MW, representando uma antecipação de 8 meses em relação ao cronograma homologado pela ANEEL. Na mesma data, foi disponibilizada a unidade IV da UTE William Arjona com capacidade instalada de 35MW.

3. Autorização para exportação de energia elétrica

A Companhia recebeu autorização da ANEEL, através da Resolução nº 227, de 24 de abril de 2002, para exportar energia de natureza interruptível mediante intercâmbio elétrico entre o Brasil e a Argentina. Esta autorização permitirá a maximização do benefício energético entre os dois países, que atualmente ocorre unilateralmente, quando o ONS ativa o intercâmbio da Argentina para o Brasil nas situações em que o preço no Mercado Brasileiro "MAE" está maior que o preço no Mercado Argentino "MEM".

A Tractebel Energia, através da Comercializadora do Grupo, Energy Consulting Services - ECS, já fez oferta de preço na CAMMESA "MEM", para o período do inverno argentino de 2002 (maio - outubro). Desta forma, caso haja uma situação hidrológica favorável, resultando em excedente energético na região sul do País, a Companhia poderá operacionalizar exportação de energia para o Mercado Argentino."

4. Autorização para construção UTE Anhanguera

Através da Resolução ANEEL nº 243, de 30 de abril de 2002, a Companhia obteve autorização para a implantação da central geradora termelétrica Anhanguera, no Município de Limeira, no Estado de São Paulo, com capacidade instalada de 278,29 MW, utilizando como combustível gás natural, e do Sistema de Transmissão de interesse restrito, pelo prazo de 30 anos, contados a partir 02.05.2002, data da publicação no Diário Oficial da União.

04.01 - NOTAS EXPLICATIVAS

A central geradora será constituída de três turbogeradores, em ciclo combinado e cogeração, multi-eixo de duas unidades a gás para uma a vapor, e será implantada em duas fases sucessivas:

- Fase I - uma unidade a gás de 100,13 MW para operar inicialmente em ciclo simples e posteriormente em ciclo combinado;
- Fase II - uma unidade a gás de 100,13MW e outra a vapor de 78,03MW, com cogeração e ciclo combinado.

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Erik De Muynck (Vice-Presidente)
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Eric Louisa Frans Kenis
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Suprimento de Energia Elétrica

O aumento verificado no 1° trimestre de 2002, em relação a igual período de 2001, refere-se, basicamente, a reajuste tarifário concedido pela ANEEL em setembro de 2001.

Geração bruta de energia elétrica

a) Geração hidráulica

A redução da geração de energia elétrica no 1° trimestre de 2002, em relação ao igual período de 2001, decorreu basicamente, das condições hidrológicas desfavoráveis.

GERAÇÃO HIDRÁULICA BRUTA			
VALORES EM MWh			% VARIAÇÃO
USINA	1° TRIM/02	1° TRIM/01	TRIMESTRE
UHE Passo Fundo	203.271	241.220	(15,73)
UHE Salto Osório	1.166.436	1.471.598	(20,74)
UHE Salto Santiago	1.745.379	2.068.991	(15,64)
UHE Itá	680.834	2.290.844	(70,28)
UHE Machadinho	337.794	-	-
Total	4.133.714	6.072.653	(31,93)

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

A UHE Machadinho iniciou sua operação comercial de sua 1ª unidade em 16.02.2002. Esta usina é explorada em consórcio, sendo que a Tractebel Energia tem participação de 16,94% da energia assegurada da usina.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA			
VALORES EM MWh			% VARIAÇÃO
USINA	1º TRIM/02	1º TRIM/01	TRIMESTRE
UTE Alegrete	10.021	6.618	51,42
UTE Charqueadas	63.806	63.796	0,02
UTE Arjona	111.640	7.823	1.327,07
Complexo Jorge Lacerda	1.043.823	1.132.359	(7,82)
Total	1.229.290	1.210.596	1,54

Combustível p/ Produção de Energia Elétrica

O combustível utilizado na UTE William Arjona (óleo diesel até 28.05.01 e gás natural de 28.05.01 em diante) não é reembolsado pela Conta de Consumo de Combustível - CCC.
O aumento verificado em relação a igual período de 2001 é decorrente do aumento da operação da usina a partir de sua conversão para gás natural, já que, anteriormente, a operação ocorria somente para gerar energia de ponta em virtude do alto custo do óleo diesel para geração de energia elétrica.

Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais no montante de R$ 7.276, referente a realização das provisões anteriormente constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Financeiras

O comportamento da cesta de moedas estrangeiras e a respectiva média ponderada, calculada proporcionalmente ao montante das dívidas em cada uma das moedas, pertinentes aos contratos que afetam o resultado, estão demonstrados a seguir:

	Variação %	
Moeda	**31.03.2002**	**31.03.2001**
Dólar (USD)	0,14	10,55
Marco Alemão (DEM)	-	3,25
Libra Esterlina (GBP)	(1,72)	4,79
Euro (EUR)	(1,82)	3,25
Média ponderada	(0,51)	7,50

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
1	Ativo Total	6.256.904	6.223.552
1.01	Ativo Circulante	1.082.716	1.087.156
1.01.01	Disponibilidades	14.272	32.671
1.01.01.01	Numerário Disponível	3.098	19.614
1.01.01.02	Aplicações no Mercado Aberto	11.174	13.057
1.01.02	Créditos	979.578	941.557
1.01.02.01	Consumidores e Concessionárias	950.610	938.179
1.01.02.02	Títulos e Valores Mobiliários	28.968	3.378
1.01.03	Estoques	6.557	6.487
1.01.04	Outros	82.309	106.441
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	19.102	28.783
1.01.04.02	Alienações, Desativ., Serv.e Disp.Reemb.	7.740	6.612
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	14.443	22.389
1.01.04.04	Créditos Fiscais Diferidos	25.906	31.377
1.01.04.05	Despesas Pagas Antecipadamente	6.664	7.809
1.01.04.06	Outros	8.454	9.471
1.02	Ativo Realizável a Longo Prazo	289.475	290.142
1.02.01	Créditos Diversos	60.303	67.406
1.02.01.01	Concessionárias	54.773	61.093
1.02.01.02	Títulos e Valores Mobiliários	5.530	6.313
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	229.172	222.736
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	11.507	8.116
1.02.03.02	Depósitos Vinculados a Litígios	21.561	22.562
1.02.03.03	Créditos Fiscais Diferidos	185.334	180.184
1.02.03.04	Despesas Pagas Antecipadamente	7.729	8.833
1.02.03.05	Outros	3.041	3.041
1.03	Ativo Permanente	4.884.713	4.846.254
1.03.01	Investimentos	65.373	65.945
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	56.593	52.072
1.03.01.03	Outros Investimentos	8.780	13.873
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.806	1.806
1.03.01.03.02	Outros	6.974	12.067
1.03.02	Imobilizado	4.743.824	4.702.213
1.03.03	Diferido	75.516	78.096

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
2	Passivo Total	6.256.904	6.223.552
2.01	Passivo Circulante	806.946	874.158
2.01.01	Empréstimos e Financiamentos	146.181	140.038
2.01.01.01	Principal	119.910	121.833
2.01.01.02	Encargos	26.271	18.205
2.01.02	Debêntures	18.217	12.883
2.01.02.01	Encargos de Debêntures	18.217	12.883
2.01.03	Fornecedores	178.401	213.292
2.01.04	Impostos, Taxas e Contribuições	206.879	243.751
2.01.04.01	Tributos e Contrib. Sociais Correntes	183.747	221.126
2.01.04.02	Tributos e Contrib. Sociais Parcelados	23.132	22.625
2.01.05	Dividendos a Pagar	165.120	165.120
2.01.05.01	Dividendos Prop. Juros s/Capital Próprio	165.120	165.120
2.01.06	Provisões	26.951	28.004
2.01.06.01	Obrigações Estimadas	26.951	28.004
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	65.197	71.070
2.01.08.01	Reserva Global de Reversão	1.256	1.507
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hídricos	5.830	7.872
2.01.08.03	Concessionárias de Energia Elétrica	1.845	1.889
2.01.08.04	Particip.Empregados Lucros ou Resultados	5.780	5.780
2.01.08.05	Benefícios Pós-Emprego	40.766	41.127
2.01.08.06	Outros	9.720	12.895
2.02	Passivo Exigível a Longo Prazo	2.450.486	2.405.574
2.02.01	Empréstimos e Financiamentos	1.772.619	1.732.690
2.02.01.01	Principal	1.772.619	1.732.639
2.02.01.02	Encargos	0	51
2.02.02	Debêntures	176.439	175.568
2.02.03	Provisões	152.361	143.589
2.02.03.01	Obrigações Estimadas	17.510	15.537
2.02.03.02	Contingências	134.851	128.052
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	349.067	353.727
2.02.05.01	Tributos e Contribuições Parcelados	40.812	45.651
2.02.05.02	Concessões a Pagar	78.575	76.725
2.02.05.03	Benefícios Pós-Emprego	227.845	229.391
2.02.05.04	Outros	1.835	1.960
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.999.472	2.943.820
2.05.01	Capital Social Realizado	2.445.766	2.445.766

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	406.359	406.359
2.05.04.01	Legal	37.635	37.635
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	368.724	368.724
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	55.652	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.01	Receita Bruta de Vendas e/ou Serviços	343.471	343.471	342.171	342.171
3.01.01	Suprimento de Energia Elétrica	276.724	276.724	271.318	271.318
3.01.02	Fornecimento de Energia Elétrica	4.325	4.325	4.169	4.169
3.01.03	Subvenção Combustível - CCC	60.408	60.408	65.914	65.914
3.01.04	Venda de Cinzas	968	968	0	0
3.01.05	Outras	1.046	1.046	770	770
3.02	Deduções da Receita Bruta	(14.375)	(14.375)	(12.922)	(12.922)
3.02.01	Imposto e Contribuições	(13.571)	(13.571)	(12.922)	(12.922)
3.02.02	Repasse - CCC - Venda de Cinzas	(804)	(804)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	329.096	329.096	329.249	329.249
3.04	Custo de Bens e/ou Serviços Vendidos	(173.425)	(173.425)	(178.751)	(178.751)
3.04.01	Pessoal	(10.630)	(10.630)	(9.777)	(9.777)
3.04.02	Material	(1.518)	(1.518)	(1.663)	(1.663)
3.04.03	Serviço de Terceiro	(4.905)	(4.905)	(3.951)	(3.951)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC	(60.408)	(60.408)	(65.914)	(65.914)
3.04.05	Combustível p/Prod.Ener.Elétrica	(10.769)	(10.769)	(1.562)	(1.562)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(7.450)	(7.450)	(9.734)	(9.734)
3.04.07	Depreciação / Amortização	(41.549)	(41.549)	(42.355)	(42.355)
3.04.08	Energia Elétrica Comprada p/Revenda	(27.898)	(27.898)	(34.023)	(34.023)
3.04.09	Uso de Bem Público - UBP	(3.521)	(3.521)	(3.220)	(3.220)
3.04.10	Constituição de Provisões Operacionais	(2.578)	(2.578)	(1.865)	(1.865)
3.04.11	Rerversão de Provisões Operacionais	34	34	547	547
3.04.12	Outras	(2.233)	(2.233)	(5.234)	(5.234)
3.05	Resultado Bruto	155.671	155.671	150.498	150.498
3.06	Despesas/Receitas Operacionais	(71.906)	(71.906)	(95.242)	(95.242)
3.06.01	Com Vendas	(5.125)	(5.125)	(3.935)	(3.935)
3.06.02	Gerais e Administrativas	(23.639)	(23.639)	10.837	10.837

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.06.02.01	Pessoal	(4.698)	(4.698)	(5.128)	(5.128)
3.06.02.02	Serviço de Terceiro	(3.902)	(3.902)	(2.895)	(2.895)
3.06.02.03	Depreciação / Amortização	(3.418)	(3.418)	(912)	(912)
3.06.02.04	Constituição de Provisões Operacionais	(9.800)	(9.800)	(5.871)	(5.871)
3.06.02.05	Reversão de Provisões Operacionais	7.242	7.242	34.820	34.820
3.06.02.06	Outras	(9.063)	(9.063)	(9.177)	(9.177)
3.06.03	Financeiras	(43.142)	(43.142)	(102.144)	(102.144)
3.06.03.01	Receitas Financeiras	1.364	1.364	10.132	10.132
3.06.03.01.01	Rendas de Aplicações Financeiras	866	866	3.199	3.199
3.06.03.01.02	Variação Monetária	329	329	5.681	5.681
3.06.03.01.03	Outras	169	169	1.252	1.252
3.06.03.02	Despesas Financeiras	(44.506)	(44.506)	(112.276)	(112.276)
3.06.03.02.01	Encargos de Dívidas	(29.322)	(29.322)	(37.883)	(37.883)
3.06.03.02.02	Encargos de Debêntures	(2.532)	(2.532)	(215)	(215)
3.06.03.02.03	Encargos s/Tributos e Contrib.Sociais	(5.079)	(5.079)	(1.781)	(1.781)
3.06.03.02.04	Variação Monetária s/Empr.Financiamentos	1.399	1.399	(64.390)	(64.390)
3.06.03.02.05	Variação Monetária - Debêntures	(446)	(446)	(315)	(315)
3.06.03.02.06	Variação Monetária - Outras	(2.135)	(2.135)	(2.099)	(2.099)
3.06.03.02.07	Outras	(6.391)	(6.391)	(5.593)	(5.593)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	83.765	83.765	55.256	55.256
3.08	Resultado Não Operacional	(10)	(10)	92	92
3.08.01	Receitas	44	44	149	149
3.08.02	Despesas	(54)	(54)	(57)	(57)
3.09	Resultado Antes Tributação/Participações	83.755	83.755	55.348	55.348

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.10	Provisão para IR e Contribuição Social	(27.782)	(27.782)	(6.979)	(6.979)
3.10.01	Contribuição Social	(5.737)	(5.737)	(2.867)	(2.867)
3.10.02	Imposto de Renda	(22.045)	(22.045)	(4.112)	(4.112)
3.11	IR Diferido	(321)	(321)	(7.284)	(7.284)
3.11.01	Contribuição Social	(1.972)	(1.972)	(2.778)	(2.778)
3.11.02	Imposto de Renda	1.651	1.651	(4.506)	(4.506)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	55.652	55.652	41.085	41.085
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	604.238.739	604.238.739
	LUCRO POR AÇÃO	0,00009	0,00009	0,00007	0,00007
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

O resultado operacional consolidado do trimestre, antes de computadas as despesas financeiras líquidas das receitas, apresentou incremento de R$ 12.357. Por outro lado, considerando que a ITASA apresentou despesas financeiras de valor significativo, houve um incremento de R$ 12.570 na consolidação. Essas despesas financeiras são decorrentes, basicamente, de encargos e variações monetárias de empréstimos obtidos do BNDES e outros agentes financeiros, para financiamento da UHE Itá.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMONIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	6,30
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		189.010		166.010	
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	8,46
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.607		253.607	

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

15.01 - PROJETOS DE INVESTIMENTO

1. Projetos relacionados ao cumprimento do edital de privatização

1.1. Usina Hidrelétrica de Machadinho

A UHE Machadinho está sendo construída em parceria, cuja participação da Companhia é de 16,94%.

As principais características são as seguintes:

- Localização: Rio Pelotas, na divisa dos Estados de Santa Catarina e Rio Grande do Sul
- Potência nominal instalada: 1.140 MW
- Número de máquinas: 3 unidades de 380 MW
- Energia assegurada : 473 MW médios
- Operação comercial:
  A unidade I entrou em operação em 16.02.2002 e as unidades II e III têm previsão para iniciar suas operações em 30.04.2002 e 01.08.2002, respectivamente.

1.2. Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida
- Operação comercial: 26 meses a partir da retomada do projeto

2. Projeto realizado por empresa controlada

Usina Hidrelétrica Cana Brava

A Companhia detém o controle (99,99% das ações) da Companhia Energética Meridional – CEM, uma *SPC – Special Purpose Company*, que está construindo a Usina Hidrelétrica Cana Brava, cujas características principais são as seguintes:

As principais características do empreendimento são:

- Localização: Rio Tocantins, no Norte do Estado de Goiás
- Capacidade instalada: 450 MW
- Número de máquinas: 3 unidades de 150 MW
- Energia assegurada: 273,5 MW médios
- Início da obra: 31 de maio de 1999
- A operação comercial da 1ª unidade está prevista para o segundo trimestre de 2002.

15.01 - PROJETOS DE INVESTIMENTO

A energia a ser produzida na UHE Cana Brava não está vinculada aos Contratos Iniciais e, portanto, será livremente comercializada.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estratégia de Seguros

A Companhia possuí seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.

Além destes seguros estratégicos, a Companhia possuí seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

A controlada CEM possui seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava, com vigência até 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista na apólice para 15.01.2003, para os danos de propriedade e interrupção de negócio.

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1° de setembro de 1998.

A Companhia pagará, a título de encargo de conexão, o valor anual de R$ 3.913 estabelecido pela Resolução ANEEL n ° 247, de 02.07.2001. Este valor será reajustado e revisado periodicamente pela ANEEL e/ou por acordo entre as partes.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com as Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais terão vigência até 31 de dezembro de 2005, com reajustes anuais pela variação do IGP-M.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

d) Concessão do Uso do Bem Público

A Companhia celebrou em 28 de setembro de 1998, o contrato de Concessão ANEEL nº 192/98 com a UNIÃO, por intermédio da Agência Nacional de Energia Elétrica - ANEEL. Este contrato tem por objeto regular as concessões de uso do bem público para produção e comercialização de energia elétrica, na condição de produtor independente, por meio das centrais geradoras em operação. O contrato prevê a concessão pelo prazo de 30 (trinta) anos, contados a partir da data de sua assinatura, prorrogável nas condições que forem estabelecidas a critério da ANEEL, mediante requerimento da Companhia.

A Companhia pagará pelo uso do bem público, ao longo do prazo de 5 (cinco) anos, contados a partir da assinatura do Contrato de Concessão, valores anuais, em parcelas mensais, conforme disposto na Lei nº 9.648/98 e Decreto nº 2.655/98.

e) Compra de Energia da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, aditivado em 9 de abril de 2001, com vigência de 5 anos a partir de junho de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – Consumidores e Concessionárias

	Consolidado			
	31.03.2002			31.12.2001
	Vincendos	Vencidos mais de 90 dias	Total	Total
Circulante				
Consumidores livres	1.553	-	1.553	1.091
Concessionárias	929.508	19.549	949.057	937.088
	931.061	19.549	950.610	938.179
Longo Prazo				
Concessionárias	54.773	-	54.773	61.093
	985.834	19.549	1.005.383	999.272

As informações de fornecimento e suprimento de energia elétrica registrados no resultado estão demonstradas a seguir:

	Consolidado					
	MWh		MWh/h (médios demanda)		Valor	
	31.03.2002	31.03.2001	31.03.2002	31.03.2001	31.03.2002	31.03.2001
Consumidores livres	59.726	64.174	-	-	4.325	4.093
Concessionárias	6.287.025	6.626.309	3.576	3.582	276.724	271.394
	6.346.751	6.690.483	3.576	3.582	281.049	275.487

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 2 – Títulos e Valores Mobiliários

	Consolidado	
	31.03.2002	31.12.2001
Circulante		
Certificado de Depósito Bancário – CDB	5.639	3.266
Letras Financeiras do Tesouro – LFT	-	112
Debêntures	23.329	-
	28.968	**3.378**
Longo Prazo		
Letras Financeiras do Tesouro – LFT	2.734	5.772
Letras do Tesouro Nacional – LTN	2.796	541
	5.530	**6.313**
	34.498	**9.691**

No saldo consolidado os Certificados de Depósitos Bancários estão sendo remunerados em 100,94%, em média, da taxa CDI, as aplicações em debêntures estão sendo remuneradas em 100,50% da taxa CDI e as demais aplicações em média 103,00%.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 3 – Conciliação dos Tributos, no Resultado

	Consolidado			
	31.03.2002		31.03.2001	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	83.755	83.755	55.348	55.348
Contribuição Social – 9%	(7.538)	-	(4.981)	-
Imposto de Renda – 25%	-	(20.939)	-	(13.837)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13° salário dos dirigentes	-	(104)	-	(21)
Amortização de ágio	-	(143)	-	(143)
Outras despesas indedutíveis	(15)	(39)	(57)	(161)
Resultados não tributáveis				
Reversão de contingências tributárias indedutíveis	-		-	5.538
Remuneração das Imobilizações em Curso-RIC	-	822	-	-
Adicional de 10% do IRPJ sobre lucro até R$ 20.000,00 mensais	-	9	-	6
Ajuste de alíquota da CSLL diferida	(156)	-	(607)	-
	(7.709)	(20.394)	(5.645)	(8.618)
Composição dos tributos no resultado:				
Corrente	(5.737)	(22.045)	(2.867)	(4.112)
Diferido	(1.972)	1.651	(2.778)	(4.506)
	(7.709)	(20.394)	(5.645)	(8.618)

RUBRICADO PARA IDENTIFICAÇÃO
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DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
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16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 4 – Ativo Imobilizado

Composição

	Consolidado		
	31.03.2002		31.12.2001
	Taxas médias de depreciação	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	634.933	635.796
UHE Salto Osório	2,6	287.130	287.321
UHE Passo Fundo	2,5	113.329	113.347
UHE Itá (participação em consórcio)	2,3	1.774.081	1.774.153
		2.809.473	2.810.617
(-) Depreciação Acumulada		(762.061)	(749.174)
		2.047.412	**2.061.443**
Geração Térmica			
Complexo Jorge Lacerda	4,6	2.429.768	2.429.284
UTE Charqueadas	4,8	53.524	53.498
UTE Alegrete	4,8	7.504	7.504
UTE William Arjona	3,6	94.544	94.544
		2.585.340	2.584.830
(-) Depreciação Acumulada		(910.065)	(885.089)
		1.675.275	**1.699.741**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(732)	(641)
		892	**983**
Equipamentos Gerais e Outros	10,0	20.237	19.098
(-) Depreciação Acumulada		(9.902)	(6.813)
		10.335	**12.285**
		3.733.914	**3.774.452**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Composição do Ativo Imobilizado (continuação)

	Consolidado	
	31.03.2002	31.12.2001
	Custo corrigido	Custo corrigido
Total das Imobilizações em Serviço	**3.733.914**	**3.774.452**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho	167.795	165.146
UHE Passo Fundo (obra de adição)	8.043	7.609
UHE Salto Santiago (obra de adição)	6.265	5.699
UHE Itá (custos retardatários)	3.283	3.494
UHE Cana Brava	740.663	692.539
Outros	4.763	2.747
	930.812	**877.234**
Geração Térmica		
UTE Jacuí	77.845	77.265
UTE Jorge Lacerda (obra de adição)	6.278	6.453
UTE William Arjona (máquina IV e V)	42.270	17.729
UTE Charqueadas (obra de adição)	1.230	1.090
Outros	6.612	3.338
	134.235	**105.875**
Outros	**1.377**	**1.166**
	1.066.424	**984.275**
Imobilizações líquidas	**4.800.338**	**4.758.727**
Obrigações Especiais	**(56.514)**	**(56.514)**
	4.743.824	**4.702.213**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 5 - Empréstimos e Financiamentos

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	31.03.2002			31.12.2001		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	49.149	545.595	594.744	42.134	550.288	592.422
Instituições financeiras	10.621	435.033	445.654	8.606	391.039	399.645
	59.770	**980.628**	**1.040.398**	**50.740**	**941.327**	**992.067**
Moeda Nacional						
ELETROBRÁS	58.244	415.633	473.877	56.998	428.733	485.731
Instituições financeiras	26.369	376.358	402.727	25.595	362.410	388.005
Fornecedores	1.798	-	1.798	6.705	220	6.925
	86.411	**791.991**	**878.402**	**89.298**	**791.363**	**880.661**
	146.181	**1.772.619**	**1.918.800**	**140.038**	**1.732.690**	**1.872.728**

b) Mutação no trimestre

	Consolidado	
	Circulante	Longo Prazo
Saldo em 31.12.2001	**140.038**	**1.732.690**
Saques no trimestre	-	63.542
Pagamentos	(52.441)	-
Transferências	19.486	(19.486)
Reescalonamentos	(973)	973
Encargos gerados no trimestre	40.572	(2.756)
Variações monetárias geradas no trimestre	(501)	(2.344)
Saldo em 31.03.2002	**146.181**	**1.772.619**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Mar/02
80.885
8%
Libra Esterlina
167.944
16%
Euro
791.569
76%
Dólar Norte Americ.


Dívida Externa em Dez/01
82.302
8%
Libra Esterlina
167.418
17%
Euro
742.347
75%
Dólar Norte Americ.

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.800
1.500
1.200
900
600
300
0
137 153 195 190 210 205 226 219 269 264 736 702 1.773 1.733
2003
2004
2005
2006
2007
Após 2007 até 2024
Total
Mar/01
Dez/01

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (2001, de 6,00% a 12,00% a.a.)
Taxas flutuantes: 13,50% a.a. (2001, de 9,25%a.a. a 14,00% a.a.)

Mercado externo

Taxas fixas de 3,00% a 8,49% a.a. (2001, de 3,00% a 12,50% a.a.)
Taxas flutuantes de 2,97% a 10,31% a.a. (2001, de 2,97% a 12,17% a.a.)

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 6 - Debêntures

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999 a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o Contrato de Subscrição e Integralização de Debêntures nº 98.2.654.3.1, tendo sido subscritas e integralizadas em 1999 o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001 a controlada em conjunto emitiu 2 séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

As debêntures serão remuneradas com base no IGPM mais 11,20% a.a., com pagamento dos juros anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 até 1° de dezembro de 2013 e os da 2° série a partir de 1° de junho de 2002 até 1° de junho de 2013.

A remuneração passará a ser calculada pelo IGPM mais juros de 9,4% a.a., a partir de 2 de dezembro de 2003 para a 1ª série e a partir de 2 de junho de 2004 para a 2ª série.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1° série terá início em 1° de dezembro de 2004 com vencimento final em 1° de dezembro de 2013 e da 2ª série a partir de 1° de junho de 2004 com vencimento final em 1° de junho de 2013.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 7 - Concessões a Pagar

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo, que corresponde a R$ 78.575, em 31.03.2002 (R$ 76.725, em 31.12.2001).

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

RELATÓRIO SOBRE REVISÃO ESPECIAL

Aos Acionistas e à Administração da
Tractebel Energia S.A.
Florianópolis – SC

1. Efetuamos uma revisão especial das informações trimestrais - ITR da Tractebel Energia S.A., compreendendo o balanço patrimonial, controladora e consolidado, em 31 de março de 2002 e as respectivas demonstrações do resultado, controladora e consolidado, correspondentes ao período de três meses findo naquela data, bem como as respectivas notas explicativas, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração.

2. Nossa revisão foi efetuada de acordo com as normas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia. Considerando que esta revisão não representou um exame de acordo com as normas de auditoria, não estamos emitindo parecer sobre as referidas informações trimestrais.

3. Conforme descrito na nota explicativa nº 4, a Companhia, devido ao grau de possíveis imperfeições nos cálculos das transações realizadas no âmbito da Administradora do Mercado Atacadista de Energia – ASMAE no primeiro trimestre de 2002 e em função das incertezas em relação a solução das pendências hoje existentes, decidiu não reconhecer os valores informados pelo MAE referentes a este período. A Companhia considerou que não tinha condições de efetuar um cálculo desse valor com razoável certeza sobre o resultado.

4. Baseados em nossa revisão especial, exceto quanto ao efeito do assunto mencionado no parágrafo 3, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas de contabilidade emanados da legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das informações trimestrais.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

5. Conforme descrito na nota explicativa nº 9 (e), a Companhia, baseada em projeções de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Conforme descrito na nota explicativa nº 4, os valores relativos às transações de compra e venda de energia elétrica realizadas no âmbito do Mercado Atacadista de Energia - MAE, no período de 1° de maio a 31 de dezembro de 2001, foram contabilizados com base em estimativa oficial efetuada e informada a todos os agentes do mercado pela Administradora do Mercado Atacadista de Energia - ASMAE em 13 de março de 2002. Para fins de liquidação financeira, tais valores poderão sofrer alterações e ajustes posteriores.

7. Anteriormente, (1) examinamos o balanço patrimonial, controladora e consolidado, levantado em 31 de dezembro de 2001, e emitimos nosso parecer, sem ressalvas, datado de 25 de março de 2002, contendo ênfases quanto aos assuntos mencionados nos parágrafos 5 e 6 e (2) revisamos a demonstração do resultado, controladora e consolidado, referente ao período de três meses findo em 31 de março de 2001, e emitimos nosso relatório de revisão especial, sem ressalvas, datado de 14 de maio de 2001, contendo ênfases quanto (a) incerteza se os valores provisionados eram suficientes para cobrir eventuais perdas quanto aos passivos contingentes com fornecedores e outros envolvidos no projeto Jacuí (assunto subseqüentemente resolvido) e (b) incerteza quanto aos valores a serem contabilizados das transações de curto prazo realizadas no âmbito do Mercado Atacadista de Energia - MAE no período de setembro de 2000 a março de 2001.

Rio de Janeiro, 10 de maio de 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

MARCELO C. ALMEIDA
Contador
CRC-RJ 36.206-3 S/SC

As folhas das ITR revisadas por nós estão rubricadas tão somente para fins de identificação.

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERIDIONAL

Considerando que a Companhia Energética Meridional - CEM encontra-se em fase pré-operacional, e tendo iniciado recentemente a construção da Usina Hidrelétrica Cana Brava, não há comentários importantes sobre o seu desempenho.

18.02 - COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA

Controlada/Coligada : COMPANHIA ENERGÉTICA MERIDIONAL

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

GRUPO	QUADRO	DESCRIÇÃO	PÁGINA
01	01	IDENTIFICAÇÃO	1
01	02	SEDE	1
01	03	DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)	1
01	04	REFERÊNCIA DO ITR	1
01	05	COMPOSIÇÃO DO CAPITAL SOCIAL	2
01	06	CARACTERÍSTICAS DA EMPRESA	2
01	07	SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS	2
01	08	PROVENTOS EM DINHEIRO	2
01	09	CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO	3
01	10	DIRETOR DE RELAÇÕES COM INVESTIDORES	3
02	01	BALANÇO PATRIMONIAL ATIVO	4
02	02	BALANÇO PATRIMONIAL PASSIVO	5
03	01	DEMONSTRAÇÃO DO RESULTADO	7
04	01	NOTAS EXPLICATIVAS	10
05	01	COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE	36
06	01	BALANÇO PATRIMONIAL ATIVO CONSOLIDADO	39
06	02	BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO	40
07	01	DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO	42
08	01	COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE	45
09	01	PARTICIPAÇÃO EM SOCIEDADES CONTROLADAS E/OU COLIGADAS	46
15	01	PROJETOS DE INVESTIMENTO	47
16	01	OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES	49
17	01	RELATÓRIO DA REVISÃO ESPECIAL	60
		COMPANHIA ENERGÉTICA MERIDIONAL	
18	02	COMENTÁRIO DO DESEMPENHO DA CONTROLADA/COLIGADA	62
		ITÁ ENERGÉTICA S.A. - ITASA	/63